UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14A

Proxy Statement Pursuant to Section 14(a) of
the Securities Exchange Act of 1934 (Amendment No.)

Filed by the Registrant ☒

Filed by a Party other than the Registrant ☐

Check the appropriate box:

☐ Preliminary Proxy Statement

☐ **Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2))**

☒ Definitive Proxy Statement

☐ Definitive Additional Materials

☐ Soliciting Material Pursuant to §240.14a-12

CRA INTERNATIONAL, INC.

(Name of Registrant as Specified In Its Charter)

Not Applicable

(Name of Person(s) Filing Proxy Statement, if other than the Registrant)

Payment of Filing Fee (Check the appropriate box):

☒ No fee required.

☐ Fee computed on table below per Exchange Act Rules 14a-6(i)(1) and 0-11.

(1) Title of each class of securities to which transaction applies:

(2) Aggregate number of securities to which transaction applies:

(3) Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (set forth the amount on which the filing fee is calculated and state how it was determined):

(4) Proposed maximum aggregate value of transaction:

(5) Total fee paid:

☐ Fee paid previously with preliminary materials.

☐ Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

(1) Amount Previously Paid:

(2) Form, Schedule or Registration Statement No.:

(3) Filing Party:

(4) Date Filed:

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



CRA INTERNATIONAL, INC.

Notice of Annual Meeting of Shareholders
to be held on April 21, 2006

CRA International, Inc. hereby gives notice that it will hold its annual meeting of shareholders at the offices of Foley Hoag LLP, Seaport World Trade Center West, 155 Seaport Boulevard, Boston, Massachusetts on Friday, April 21, 2006, beginning at 10:00 A.M., local time, for the following purposes:

1. To consider and vote upon the election of three Class II directors;

2. To consider and vote upon the approval of the 2006 Equity Incentive Plan; and

3. To transact such further business as may properly come before the annual meeting or any adjournment thereof.

Our board of directors has fixed the close of business on Monday, March 13, 2006 as the record date for the determination of the shareholders entitled to receive notice of, and to vote at, the annual meeting and any adjournment thereof. Only shareholders of record on March 13, 2006 are entitled to receive notice of, and to vote at, the annual meeting or any adjournment thereof.

By order of the board of directors,

Peter M. Rosenblum
Secretary

Boston, Massachusetts
March 27, 2006

YOUR VOTE IS IMPORTANT

**Please sign and return the enclosed proxy, whether or not you
plan to attend the annual meeting.**

CRA INTERNATIONAL, INC.
200 Clarendon Street
Boston, Massachusetts 02116
(617) 425-3000

PROXY STATEMENT

ANNUAL MEETING OF SHAREHOLDERS

to be held on April 21, 2006

This proxy statement relates to the 2006 annual meeting of shareholders of CRA International, Inc. The annual meeting will take place as follows:

Date: April 21, 2006

Time: 10:00 A.M.

Place: Foley Hoag LLP
Seaport World Trade Center West
155 Seaport Boulevard
Boston, Massachusetts

Our board of directors is soliciting proxies for the annual meeting and any and all adjournments of the annual meeting. The shares represented by your properly signed proxy will be voted in accordance with your directions. If you do not specify a choice with respect to a proposal for which our board of directors has made a recommendation, the shares covered by your signed proxy will be voted as recommended in this proxy statement. We encourage you to vote on all matters to be considered. You may revoke your proxy at any time before it has been exercised.

We are mailing this proxy statement and the enclosed form of proxy to shareholders on or about March 31, 2006.

PROXY STATEMENT

TABLE OF CONTENTS

ANNUAL MEETING OF SHAREHOLDERS

Purpose of the annual meeting

At the annual meeting, we will submit the following proposal to our shareholders:

Proposal One: To elect three Class II directors to a three-year term; and

Proposal Two: To approve the 2006 Equity Incentive Plan.

Our board of directors does not intend to present to the annual meeting any business other than the proposals described in this proxy statement. Our board of directors was not aware, a reasonable time before mailing this proxy statement to shareholders, of any other business that properly may be presented for action at the annual meeting. If any other business should come before the annual meeting, the persons present will have discretionary authority to vote the shares they own or represent by proxy in accordance with their judgment, to the extent authorized by applicable regulations.

Record date

Our board of directors has fixed the close of business on Monday, March 13, 2006 as the record date for the annual meeting. Only shareholders of record at the close of business on that date are entitled to receive notice of the annual meeting and to vote at the annual meeting. At the close of business on the record date, there were issued and outstanding 11,304,109 shares of our common stock. Each share of common stock outstanding on the record date will be entitled to cast one vote. A list of the shareholders entitled to notice of the 2006 annual meeting is available for inspection by any shareholder at our principal office at 200 Clarendon Street, T-33, Boston, Massachusetts.

Quorum

Our by-laws provide that a quorum consists of a majority in interest of all shares of common stock issued, outstanding and entitled to vote at the annual meeting. Shares of common stock represented by a properly signed and returned proxy will be treated as present at the annual meeting for purposes of determining the existence of a quorum at the annual meeting. In general, votes withheld from any nominee for election as director, abstentions, if applicable, and broker "non-votes," if applicable, are counted as present or represented for purposes of determining the existence of a quorum at the annual meeting. A "non-vote" occurs when a broker or nominee holding shares for a beneficial owner returns a proxy but does not vote on a proposal because the broker or nominee does not have discretionary voting power and has not received instructions from the beneficial owner.

Vote required; tabulation of votes

A plurality of the votes properly cast at the annual meeting will be necessary to elect the three Class II directors to a three-year term. A majority of the votes properly cast at the annual meeting will be necessary to approve the 2006 equity incentive plan. Abstentions and broker "non-votes" will not be included in calculating the number of votes cast on a proposal.

Each share of common stock outstanding on the record date will be entitled to cast one vote.

Our transfer agent, Computershare, will tabulate the votes at the annual meeting.

Solicitation of proxies

No compensation will be paid by any person in connection with our solicitation of proxies. We will reimburse brokers, banks and other nominees for the out-of-pocket expenses and other reasonable clerical expenses they incur in obtaining instructions from beneficial owners of our common stock. In addition to our solicitation by mail, our directors, officers and employees may make special solicitations of proxies personally or by telephone, facsimile, courier or e-mail. We expect that the expense of any special solicitation will be nominal. We will pay all expenses incurred in connection with this solicitation.

PROPOSAL ONE
ELECTION OF DIRECTORS

Proposal One concerns the election of three Class II directors.

Our board of directors currently consists of nine directors and is divided into three classes. We refer to these classes as Class I, Class II and Class III. The term of one class of directors expires each year at the annual meeting of shareholders. Each director also continues to serve as a director until his or her successor is duly elected and qualified. This year, the term of the Class II directors is expiring.

Accordingly, our board of directors has nominated Basil L. Anderson, Ronald T. Maheu, and Nancy L. Rose to serve as Class II directors for a three-year term. Our shareholders elected Mr. Maheu at our annual meeting of shareholders in April 2003 and Dr. Rose and Mr. Anderson at our annual meeting of shareholders in April 2004. The current terms of Dr. Rose and Messrs. Anderson and Maheu will expire at the annual meeting.

Proxies will not be voted at the annual meeting for more than three candidates.

Dr. Rose and Messrs. Anderson and Maheu have each agreed to serve if elected, and we have no reason to believe that they will be unable to serve. If any of them is unable or declines to serve as a director at the time of the annual meeting, proxies will be voted for another nominee that our board will designate at that time.

Our board of directors recommends that you vote <u>FOR</u> the election of Dr. Rose and Messrs. Anderson and Maheu.

CORPORATE GOVERNANCE

In designing our corporate governance structure, we seek to identify and implement the practices that we believe will best serve the interests of our business and shareholders, including practices mandated by the Sarbanes-Oxley Act of 2002 and related rules of the Securities and Exchange Commission and the Nasdaq Stock Market. You can find our current corporate governance principles, including our code of business conduct and ethics and the charters for the standing committees of our board of directors, through the Investor Relations page of our website at www.crai.com. Our code of business conduct and ethics applies not only to our principal executive officer, principal financial officer and principal accounting officer, but also to all of our other employees, executive officers, directors, and outside consultants. The code of business conduct and ethics includes, among other things, provisions covering compliance with laws and regulations, conflicts of interest, insider trading, fair dealing, proper use of our assets, confidentiality, health and safety, discrimination and harassment, accounting and record keeping, and the reporting of illegal or unethical behavior. We intend to continue to modify our policies and practices to address ongoing developments in the area of corporate governance. We have discussed many features of our corporate governance principles in other sections of this proxy statement. Some of the highlights of our corporate governance principles are:

- **Director and committee independence.** A majority of our directors are independent directors under the rules of the Nasdaq Stock Market. Our board of directors has determined that our independent directors are Drs. Moriarty and Rose and Messrs. Anderson, Concannon, and Maheu. Each member of our audit committee, nominating and corporate governance committee, and compensation committee meets the independence requirements of the Nasdaq Stock Market for membership on the committees on which he or she serves.

- **Separate chairman and chief executive officer.** We have a separate chairman of the board, a non-executive position, and chief executive officer. Our chairman is an independent director.

- **Audit committee.** Our audit committee is directly responsible for appointing, compensating, evaluating, and, when necessary, terminating our independent auditors. Our independent auditors report directly to our audit committee. Our board has determined that we have at least two audit committee financial experts under the rules of the Securities and Exchange Commission. Our audit committee's prior approval is required for all audit services and non-audit services (other than *de minimis* non-audit services as defined by the Sarbanes-Oxley Act of 2002) to be provided by our independent auditor.

- **Committee authority.** Our audit committee, nominating and corporate governance committee, and compensation committee each have the authority to retain independent advisors and consultants, with all fees and expenses to be paid by us.

- **Whistleblower procedures.** Our audit committee has adopted procedures for the treatment of complaints regarding accounting, internal accounting controls, or auditing matters, including procedures for the confidential and anonymous submission by our directors, officers, employees, and outside consultants of concerns regarding questionable accounting, internal accounting controls, or auditing matters.

EXECUTIVE OFFICERS AND DIRECTORS

Executive officers and directors

Set forth below are the names and certain information with respect to each of our current directors and executive officers:

Name	Age	Position
Rowland T. Moriarty (1)(2)(3)	59	Chairman of the board
Franklin M. Fisher	71	Vice chairman of the board
James C. Burrows (3)	62	President, chief executive officer, and director
Robert J. Larner.	64	Executive vice president
Wayne D. Mackie	57	Vice president, treasurer, and chief financial officer
C. Christopher Maxwell	51	Executive vice president
Basil L. Anderson (1)(4)	60	Director
William F. Concannon (2)(4)	50	Director
Ronald T. Maheu (1)(3)(4)	63	Director
Nancy L. Rose (2)	47	Director
Steven C. Salop	59	Director
Carl Shapiro.	50	Director

(1) Member of the nominating and corporate governance committee

(2) Member of the compensation committee

(3) Member of the executive committee

(4) Member of the audit committee

Our board of directors is divided into three classes. The term of one class of directors expires each year at the annual meeting of shareholders. Each director also continues to serve as a director until his or her successor is duly elected and qualified. Our executive officers are elected by, and serve at the discretion of, our board of directors. There are no family relationships among our directors and executive officers. Below we have identified each of our directors by class.

Directors serving a term expiring at the 2006 annual meeting (Class II directors):

Basil L. Anderson has served as a director since January 2004. From September 2001 until March 2006, Mr. Anderson was employed as the vice chairman of the board of directors of Staples, Inc. From April 1996 to April 2001, Mr. Anderson served as executive vice president and chief financial officer of Campbell Soup Company. Prior to joining Campbell Soup, Mr. Anderson had a 20-year career with Scott Paper Company, where he served most recently as vice president and chief financial officer from February 1993 to December 1995 and as treasurer from 1985 to February 1993. Mr. Anderson holds an M.B.A. from the University of Chicago and an M.S. from the University of Illinois. Mr. Anderson is a director of Becton Dickenson & Co., Hasbro, Inc. and Moody's Corporation and also serves on the board of trustees of the University of Chicago Graduate School of Business.

Ronald T. Maheu has served as a director since January 2003. From 2000 to 2004, Mr. Maheu was a lecturer at the Graduate School of Management at Boston University. Mr. Maheu retired in July 2002 from PricewaterhouseCoopers, LLP. Since 2002, Mr. Maheu has been a financial and business consultant. Mr. Maheu was a founding member of Coopers & Lybrand's board of partners. Following the merger of Price Waterhouse and Coopers & Lybrand in 1998, Mr. Maheu served on both the U.S. and global boards of partners and principals of PricewaterhouseCoopers until June 2001. Mr. Maheu holds an M.B.A. from Boston University and an M.S. in taxation from Bentley College. He is also a director of Enterasys Networks, Inc. and Wright Express Corporation.

Nancy L. Rose has served as a director since March 2004. Dr. Rose has been professor of economics in the department of economics at the Massachusetts Institute of Technology since 1995. She has been director of the National Bureau of Economic Research research program in industrial organization since 1991. Dr. Rose was a George and Karen McCown Distinguished Visiting Scholar at the Hoover Institution from August 2000 through June 2001, and a fellow of the Center for Advanced Study from August 1993 through June 1994. From 1985 to 1997, she held various faculty positions at the Massachusetts Institute of Technology's Sloan School of Management, including professor of management and economics from 1995 to 1997. She received her Ph.D. in economics from the Massachusetts Institute of Technology in 1985. Dr. Rose is also a director of Sentinel Group Funds, Inc. and a trustee of Sentinel Pennsylvania Tax-Free Trust.

Directors serving a term expiring at the 2007 annual meeting (Class III directors):

Franklin M. Fisher has served as an outside expert and a director since 1967. Since May 2002, Dr. Fisher has served as our vice chairman of the board of directors. From April 1997 until May 2002, Dr. Fisher served as our chairman of the board of directors. Dr. Fisher has been professor of economics at the Massachusetts Institute of Technology since 1965, emeritus since July 2004, and the president and sole employee of FMF, Inc., an economic consulting firm, since 1980. Dr. Fisher is also a director of the National Bureau of Economic Research. He received his Ph.D. in economics from Harvard University in 1960.

James C. Burrows joined us in 1967 and has served as our president and chief executive officer since March 1995 and as a director since April 1993. Until June 3, 2005, Dr. Burrows served as a director of NeuCo, Inc., our partially-owned subsidiary. From December 1992 to February 2001, Dr. Burrows directed our legal and regulatory consulting practice. From 1971 to March 1995, Dr. Burrows served as a vice president and from June 1987 to December 1992 also directed our economic litigation program. Dr. Burrows received his Ph.D. in economics from the Massachusetts Institute of Technology in 1970.

Carl Shapiro has served as a director since June 2000 and as an outside expert since December 1998. Since 1990, Dr. Shapiro has been a professor of business strategy at the Haas School of Business at the University of California at Berkeley. Since 1998, he has also been the director of the Institute of Business and Economic Research at U.C. Berkeley. In October 1996, he co-founded The Tilden Group, LLC, an economic consulting firm that we acquired in December 1998. From August 1995 to June 1996, Dr. Shapiro served as Deputy Assistant Attorney General for Economics in the Antitrust Division of the United States Department of Justice. Dr. Shapiro received his Ph.D. in economics from the Massachusetts Institute of Technology in 1981.

Directors serving a term expiring at the 2008 annual meeting (Class I directors):

Rowland T. Moriarty has served as a director since 1986 and as our chairman of the board of directors, a non-executive position, since May 2002. From December 1992 until May 2002, Dr. Moriarty served as our vice chairman of the board of directors. Until June 3, 2005, Dr. Moriarty served in a non-executive capacity as the chairman of the board of NeuCo, Inc., our partially-owned subsidiary.

Dr. Moriarty served in this capacity as an outside director and not as our representative; he is also a shareholder of NeuCo. Dr. Moriarty has served as chairman and chief executive officer of Cubex Corporation, an international marketing consulting firm, since 1992. Dr. Moriarty was a professor at Harvard Business School from 1981 to 1992. He received his D.B.A. from Harvard University in 1980. He is a director of Staples, Inc., Trammell Crow Company, and Wright Express Corp.

William F. Concannon has served as a director since June 2000. Since June 2003, Mr. Concannon has been the vice chairman of Trammell Crow Company, a diversified commercial real estate firm, where he has been a director since 1991. From February 2001 to June 2003, Mr. Concannon was the president of the global services group of Trammell Crow Company. Mr. Concannon has been president and chief executive officer of Trammell Crow Corporate Services, a real estate company, since July 1991. Mr. Concannon received his B.S. in accounting from Providence College in 1977. Mr. Concannon is also a director of FPDSavills, a real estate company based in the United Kingdom.

Steven C. Salop has served as a director since September 1998 and as an outside expert since 1987. Dr. Salop has been professor of economics and law at the Georgetown University Law Center since August 1982. Dr. Salop has been the president of Salop Economics Inc., an economic consulting firm, since 1982. Dr. Salop previously served on our board of directors from June 1993 to April 1998. Dr. Salop received his Ph.D. in economics from Yale University in 1972.

Our executive officers who are not also directors are listed below:

Robert J. Larner has served as our executive vice president and directed our legal and regulatory consulting practice since February 2001. Dr. Larner served as a vice president from December 1979 to February 2001. Dr. Larner also served as a director from April 1981 to March 1982 and from April 1988 to March 1989. Dr. Larner received his Ph.D. in economics from the University of Wisconsin in 1968.

Wayne D. Mackie has served as our vice president, chief financial officer and treasurer since July 2005. Prior to joining us, Mr. Mackie was a member of the board of directors of Novell, Inc. since June 2003. From 1972 through December 2002, Mr. Mackie was with Arthur Andersen, LLP where he became a partner in 1983. Since leaving Arthur Andersen he has served as a consultant to a number of organizations. From May 2004 until December 2004 Mr. Mackie was managing partner financial operations at Beacon Capital Partners, a private equity firm. He received an MS from the Wharton School of the University of Pennsylvania and a BS from Babson College and is a CPA. Mr. Mackie is a member of the board of directors of the Massachusetts Eye and Ear Infirmary.

C. Christopher Maxwell has been our executive vice president since February 2001, serving as our director of research. Dr. Maxwell previously served as a vice president from April 1992 to February 2001. Dr. Maxwell received his Ph.D. in economics from Harvard University in 1983.

Board and committee meetings

During the fiscal year ended November 26, 2005, our board of directors met eight times and acted by unanimous written consent four times. During fiscal 2005, each incumbent director attended at least 75% of the total number of meetings held by the board and the committees of the board on which he or she served. To the extent reasonably practicable, directors are expected to attend board meetings, meetings of committees on which they serve, and our annual meeting of shareholders. Last year, six of the nine individuals then serving as directors attended the annual meeting in person or by telephone conference.

Our board of directors has four standing committees: the audit committee, the nominating and corporate governance committee, the compensation committee, and the executive committee. All of the members of the audit committee, the nominating and corporate governance committee, and the compensation committee are independent directors under the rules of the Nasdaq Stock Market. Our board of directors has adopted charters for each of these committees, which we have made available through the Investor Relations page of our website at www.crai.com. The audit committee, the nominating and corporate governance committee, and the compensation committee each have the authority to retain independent advisors and consultants, with all fees and expenses to be paid by us.

The membership of each committee of our board is as follows:

Audit committee:	**Compensation committee:**
Ronald T. Maheu (Chair)	William F. Concannon (Chair)
Basil L. Anderson	Rowland T. Moriarty
William F. Concannon	Nancy L. Rose
Nominating and corporate governance committee:	**Executive committee:**
Rowland T. Moriarty (Chair)	Rowland T. Moriarty (Chair)
Basil L. Anderson	James C. Burrows
Ronald T. Maheu	Ronald T. Maheu

Audit committee

Our audit committee is currently composed of Messrs. Anderson, Concannon and Maheu. Our audit committee provides the opportunity for direct contact between our independent auditors and members of the board of directors; the auditors report directly to the committee. The committee assists the board in overseeing the integrity of our financial statements; our compliance with legal and regulatory requirements; our independent auditor's qualifications and independence; and the performance of our independent auditors. The committee is directly responsible for appointing, compensating, evaluating and, when necessary, terminating our independent auditors. Our audit committee has adopted procedures for the treatment of complaints regarding accounting, internal accounting controls or auditing matters, including procedures for the confidential and anonymous submission by our employees of concerns regarding questionable accounting, internal accounting controls or auditing matters. Our board has determined that Ronald T. Maheu and Basil L. Anderson are each audit committee financial experts under the rules of the Securities and Exchange Commission. Our audit committee met thirteen times during fiscal 2005.

Nominating and corporate governance committee

We have had a governance committee since before our public offering in 1998, and we recently renamed it the nominating and corporate governance committee. The current members of our nominating and corporate governance committee are Dr. Moriarty and Messrs. Anderson and Maheu. Our nominating and corporate governance committee's responsibilities include providing recommendations to our board of directors regarding nominees for director, membership on the committees of our board, and succession plans for our chief executive officer. An additional function of the committee is to develop corporate governance practices to recommend to our board and to assist our board in complying with those practices. Our nominating and corporate governance committee met four times during fiscal 2005.

Compensation committee

The compensation committee's responsibilities include providing recommendations to our board regarding the compensation levels of directors, approving, or recommending for approval by our board, the compensation levels of executive officers, providing recommendations to our board regarding compensation programs, administering our employee benefit plans, including all incentive compensation plans and equity-based plans, authorizing grants under our stock option plans, and authorizing other equity compensation arrangements. Our compensation committee met ten times and acted by unanimous written consent eight times during fiscal 2005.

Compensation committee interlocks and insider participation

Our compensation committee is currently composed of Mr. Concannon and Drs. Moriarty and Rose. Until June 3, 2005, Dr. Moriarty served in a non-executive capacity as the chairman of the board of NeuCo, Inc., our majority owned subsidiary. Dr. Moriarty served in this capacity as an outside director and not as our representative; he is also a shareholder of NeuCo. For information concerning a stock restriction agreement to which Dr. Moriarty is a party, see "Transactions with Related Parties."

Executive committee

Our executive committee, currently composed of Drs. Moriarty and Burrows and Mr. Maheu, has delineated authority to act on behalf of our board of directors in situations arising between regular meetings of our board. It is intended that our executive committee shall take action only when reasonably necessary to expedite our interests between regularly scheduled board meetings. Our executive committee did not meet during fiscal 2005.

Director candidates and selection processes

The process followed by our nominating and corporate governance committee to identify and evaluate director candidates includes requests to our board members and others for recommendations, meetings from time to time to evaluate biographical information and background materials relating to potential candidates, and interviews of selected candidates by members of the committee and other members of our board. The committee often solicits the opinions of third parties with whom the potential candidate has had a business relationship. Once the committee is satisfied that it has collected sufficient information on which to base a judgment, the committee votes on the candidate or candidates under consideration.

In evaluating the qualifications of any candidate for director, the committee considers, among other factors, the candidate's depth of business experience, intelligence, quality of judgment, integrity, familiarity with the legal, regulatory and business consulting industry, ability to assist in recruiting outside experts and employee consultants, understanding of financial matters, familiarity with the periodic financial reporting process, reputation, level of educational attainment, degree of independence from management, contribution to the diversity of the board, and willingness and ability to serve. The committee also considers the degree to which the candidate's skills, experience and background complement or duplicate those of our existing directors. Among the qualities or skills that the committee believes to be necessary for one or more members of the board to possess are familiarity with the segments of the consulting industry in which we compete, substantial experience with the financial reporting process for public companies, and knowledge of the academia of economics. In the case of incumbent directors whose terms are set to expire, the committee also gives consideration to each director's prior contributions to the board. In evaluating candidates, the committee prefers to retain the flexibility to consider each candidate's overall mix of qualifications rather than to specify minimum qualifications that each candidate must possess. In selecting candidates to recommend for nomination as a director, the committee abides by our firm-wide non-discrimination policy.

The committee will consider director candidates recommended by shareholders and uses the same process to evaluate candidates regardless of whether the candidates were recommended by shareholders, directors, management or others. The committee has not adopted any particular method that shareholders must follow to make a recommendation. We suggest that shareholders make recommendations by writing to the chairman of our nominating and corporate governance committee, in care of our offices, with sufficient information about the candidate, his or her work experience, his or her qualifications for director, and his or her references as will enable the committee to evaluate the candidacy properly. We also suggest that shareholders make their recommendations well in advance of the anticipated mailing date of our next proxy statement so as to provide our nominating and corporate governance committee an adequate opportunity to complete a thorough evaluation of the candidacy, including personal interviews. We remind shareholders of the separate requirements set forth in our by-laws for nominating individuals to serve as directors, which we discuss elsewhere in this proxy statement.

Communications with our board of directors

Our board has established the following process for shareholders to communicate with the board, and this process has been approved by a majority of our independent directors. Shareholders wishing to communicate with our board should send correspondence to the attention of Rowland T. Moriarty, Chairman of the Board, CRA International, Inc., 200 Clarendon Street, T-33, Boston, Massachusetts 02116, and should include with the correspondence evidence that the sender of the communication is one of our shareholders. Satisfactory evidence would include, for example, contemporaneous correspondence from a brokerage firm indicating the identity of the shareholder and the number of shares held. Our chairman will review all correspondence confirmed to be from shareholders and decide whether or not to forward the correspondence or a summary of the correspondence to the board or a committee of the board. Accordingly, our chairman will review all shareholder correspondence, but the decision to relay that correspondence to the board or a committee will rest entirely within his discretion.

Our board believes that this process will suffice to handle the relatively low volume of communications we have historically received from our shareholders. If the volume of communications increases such that this process becomes burdensome to our chairman, our board may elect to adopt more elaborate screening procedures.

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

Director compensation

We pay our non-employee directors an annual fee of $20,000 for their services as directors, plus $2,400 for each regular board meeting attended and $1,000 for each special board meeting attended. We pay an annual fee of $20,000 to the chairs of the Audit Committee and the Compensation Committee, $12,000 to the chairs of the Executive Committee and the Nominating and Corporate Governance Committee, and $5,000 to each non-employee director who serves as a member of any committee. We pay all non-employee committee members $2,000 for each committee meeting attended. Dr. Moriarty also receives an annual fee of $150,000, as well as office space, support services and healthcare benefits for his services as chairman of the board. Directors who are employees do not receive separate fees for their services as directors. See "Transactions with Related Parties—Payments to directors" for information concerning consulting fees we paid to some of our directors for their services as outside experts.

If our shareholders approve the 2006 equity incentive plan described in "Proposal Two," each non-employee director who is re-elected as one of our directors or whose term continues after the 2006 annual meeting will on the date of the annual meeting receive a restricted stock award, vesting over a period of four years in equal annual installments, valued at $75,000 based on the closing price of our common stock as of that date. Each person who is first elected a non-employee director will receive on the date of his or her election a restricted stock award, vesting over a period of four years in equal annual installments, in an amount to be determined by our board of directors. Under the terms of the equity incentive plan, a non-employee director is a director who is not employed by, and does not provide independent contractor services as a consultant or advisor to, us or our subsidiaries. Currently, our non-employee directors are Drs. Moriarty and Rose and Messrs. Anderson, Concannon, and Maheu.

If our shareholders do not approve the equity incentive plan, each outside director who is re-elected as one of our directors or whose term continues after the annual meeting of shareholders will on the date of the annual meeting receive a nonqualified option to purchase 5,000 shares of our common stock at an exercise price equal to the fair market value of the common stock on that date, pursuant to our 1998 Incentive and Nonqualified Stock Option Plan. Each option will vest in full on the first anniversary of the date of grant and will have a term of ten years. If our shareholders do not approve the equity incentive plan, each person who is first elected an outside director will receive on the date of his or her election a nonqualified option to purchase 10,000 shares of our common stock at an exercise price equal to the fair market value of the common stock on that date. Each option will vest in three equal annual installments, commencing on the first anniversary of the date of grant, and will have a term of ten years. Under the terms of our stock option plan, an outside director is a director who is not an employee of our firm or any parent or subsidiary of our firm and is not a consultant who provides economic consulting services to or with our firm or any parent or subsidiary of our firm. Currently, our outside directors are Drs. Moriarty and Rose and Messrs. Anderson, Concannon, and Maheu.

In accordance with the terms of our 1998 Incentive and Nonqualified Stock Option Plan, in connection with our annual meeting of shareholders in May 2005, each of Drs. Moriarty and Rose and Messrs. Anderson, Concannon, and Maheu received a nonqualified option to purchase 5,000 shares of our common stock at an exercise price of $53.72 per share.

From January 1, 2005 to June 3, 2005, Dr. Moriarty received $33,777.70 from NeuCo, Inc., our partially-owned subsidiary, for his services as an outside director and chairman of its board, which was a non-executive position Dr. Moriarty held until June 3, 2005. In 2005, Dr. Moriarty was granted 200,000 shares of NeuCo common stock, which vested as follows: 133,334 shares on May 16, 2005, 16,667 shares on May 24, 2005, and 49,999 shares on June 3, 2005.

Executive compensation

Compensation summary. The following table provides summary information concerning the compensation earned by our chief executive officer and other executive officers for services rendered in all capacities for the fiscal years ended November 29, 2003, November 27, 2004, and November 26, 2005. Mr. Mackie became an executive officer of our firm in July 2005. The table includes information regarding J. Phillip Cooper who served as an executive officer of our firm until March 2006.

Other annual compensation in the form of perquisites and other personal benefits has been omitted because the aggregate amount of those perquisites and other personal benefits was less than $50,000 and constituted less than ten percent of the executive officers' respective total annual salary and bonus.

The column entitled "securities underlying options" represents shares of common stock issuable upon exercise of stock options granted under our stock option plan. The column entitled "all other compensation" represents our contributions to our savings and retirement plan of $10,000 in fiscal 2003 and fiscal 2004 on behalf of each executive officer, $9,600 in fiscal 2005 on behalf of each of Drs. Burrows, Larner and Maxwell, $4,100 in fiscal 2005 on behalf of Dr. Cooper, and $2,780 in fiscal 2005 on behalf of Mr. Mackie, as well as premiums we paid for term life insurance for the benefit of the executive officers.

Summary Compensation Table

Name and principal position	Year	Annual compensation			Long-term compensation awards	All other compensation ($)
		Salary ($)	Bonus ($)	Other annual compensation ($)	securities underlying options (#)	
James C. Burrows.............	2005	$450,000	$600,000	—	25,000	$10,445
President and chief executive	2004	450,025	725,000	—	30,000	11,917
officer	2003	410,577	675,000	—	25,000	13,200
Robert J. Larner	2005	275,000	210,000	—	5,000	10,413
Executive vice president	2004	265,385	230,000	—	10,000	12,284
	2003	254,807	240,000	—	6,500	13,830
Wayne D. Mackie	2005	92,668	—	—	25,000	3,593
Vice president, treasurer, and						
chief financial officer						
C. Christopher Maxwell	2005	250,000	150,000	—	5,000	10,380
Executive vice president	2004	250,000	200,000	—	10,000	10,975
	2003	254,807	158,300	—	20,000	11,765
J. Phillip Cooper	2005	290,385	375,000	—	12,500	4,880
Former vice chairman and	2004	265,385	500,000	—	15,000	10,780
executive vice president	2003	242,788	495,000	—	7,500	10,780

Option grants in last fiscal year. The following table provides information concerning stock options granted to the executive officers named in the summary compensation table.

In fiscal 2005, we granted to our employees options to purchase an aggregate of 392,000 shares of common stock under our stock option plans. In accordance with our stock option plans, all options were granted with an exercise price equal to fair market value as determined by our board of directors on the date of grant.

Amounts reported in the last two columns represent hypothetical values that may be realized upon exercise of the options immediately before the expiration of their term, assuming the specified compounded rates of appreciation of the price of our common stock over the term of the options. These numbers are calculated based on the rules of the Securities and Exchange Commission and do not represent our estimate of future stock price growth. Actual gains, if any, on stock option exercises and common stock holdings depend on the timing of the exercise of the option and the sale of the common stock, as well as the future performance of the common stock. The rates of appreciation assumed in this table may not be achieved and the officers may never receive the amounts reflected. This table does not take into account any change in the price of the common stock from the date of grant to the current date. The values shown are net of the option exercise price, but do not include deductions for taxes or other expenses associated with the exercise.

Option Grants in Last Fiscal Year

| | Individual grants | | | | Potential realizable value at assumed annual rate of stock price appreciation for option term | |
Name	Number of securities underlying options granted (#)(1)	Percent of total options granted to employees in fiscal year	Exercise price ($/share)	Expiration date	5% ($)	10% ($)
James C. Burrows	25,000	6.38%	50.84	March 25, 2015	799,325	2,025,647
Robert J. Larner	5,000	1.28%	50.84	March 25, 2015	159,865	405,129
Wayne D. Mackie	25,000	6.38%	41.16	October 5, 2015	647,133	1,639,961
C. Christopher Maxwell	5,000	1.28%	50.84	March 25, 2015	159,865	405,129
J. Phillip Cooper	12,500	3.19%	50.84	March 25, 2015	399,663	1,012,823

(1) Represents shares of common stock issuable upon exercise of incentive and nonqualified options granted under our stock option plan. Drs. Burrows, Cooper, Larner, and Maxwell were granted options on March 25, 2005, each of which vests in installments, beginning not earlier than the first anniversary of the date of grant, over a four year period from the date of grant. Mr. Mackie's options were granted on October 5, 2005 and vest in four annual equal installments, beginning on the first anniversary of the date of grant.

Aggregate option exercises and fiscal year-end option values. The following table provides information concerning stock options exercised during fiscal 2005 and stock options held at November 26, 2005 by the executive officers named in the summary compensation table. The shares acquired on exercise attributed to Dr. Cooper were held by a third party in an irrevocable trust for the benefit of certain members of Dr. Cooper's family. In addition, the outstanding stock options attributed to Dr. Cooper include 5,299 stock options held by the same irrevocable trust. Dr. Cooper disclaims beneficial ownership of the trust's holdings.

The value realized upon the exercise of options is based on the last sale prices of the common stock on the respective dates of exercise, as reported by the Nasdaq National Market, less the applicable option exercise prices. The value of unexercised in-the-money options at fiscal year-end is based on $45.77 per share, the last sale price of our common stock on November 25, 2005, as reported on the Nasdaq National Market. Actual gains, if any, will depend on the value of the common stock on the date of the sale of the shares.

Aggregate Option Exercises in Last Fiscal Year and Fiscal Year-End Option Values

| | Shares acquired on exercise (#) | Value realized ($) | Number of securities underlying unexercised options at fiscal year-end | | Value of unexercised in-the-money options at fiscal year-end ($) | |
Name			Exercisable (#)	Unexercisable (#)	Exercisable ($)	Unexercisable ($)
James C. Burrows	—	—	75,750	37,500	1,584,965	287,000
Robert J. Larner	5,386	211,695	11,614	8,250	172,157	74,620
Wayne D. Mackie	—	—	—	25,000	—	115,250
C. Christopher Maxwell	3,223	99,720	11,777	15,000	175,900	229,600
J. Phillip Cooper	20,951	869,029	16,549	16,250	238,215	86,100

Equity compensation plans

The following table provides information as of November 26, 2005 regarding shares authorized for issuance under our equity compensation plans, including individual compensation arrangements.

The equity compensation plans approved by our shareholders are our 1998 incentive and nonqualified stock option plan and our 1998 employee stock purchase plan. Our board of directors adopted our 2004 nonqualified inducement stock option plan to facilitate the granting of stock options as an inducement to new employees. If our shareholders approve the 2006 equity incentive plan, no further options will be granted under our 1998 incentive and nonqualified stock option plan, including the UK approved part of that plan.

Equity Compensation Plan Information

Plan category	Number of shares to be issued upon exercise of outstanding options, warrants and rights (#)	Weighted-average exercise price of outstanding options, warrants and rights ($)	Number of shares remaining available for future issuance under equity compensation plans (excluding shares reflected in column (a)) (#)
	(a)	(b)	(c)
Equity compensation plans approved by shareholders	1,796,250	$29.81	487,051(1)
Equity compensation plans not approved by shareholders	331,264	$33.90	157,206
Total...........................	2,127,514	$30.44	644,257(1)

(1) Includes 211,777 shares of common stock reserved for future issuance under our 1998 employee stock purchase plan. In addition, our 1998 incentive and nonqualified stock option plan contains a provision that automatically increases the number of shares available for issuance under the plan on an annual basis by the lesser of 400,000 shares or 4% of the number of shares of common stock outstanding at the end of each fiscal year. In accordance with this provision, on November 27, 2005 the maximum number of shares issuable under our stock option plan was increased by 400,000.

Agreements with executive officers

In May 2000, we entered into a letter agreement with Dr. Cooper. The agreement provides that if we terminate Dr. Cooper's employment not-for-fault before age 65 or if his employment is terminated as a result of a change of control, including any resignation after a change of control, we will pay Dr. Cooper a lump sum equal to the greater of $100,000 or our normal termination pay for someone of his seniority and tenure. In the event of such termination, we also agreed to accelerate the vesting of his options by one year and continue his employee benefits for one year. Dr. Cooper recently informed us he is retiring effective June 21, 2006. We are currently finalizing an agreement with Dr. Cooper regarding the terms of his retirement from our firm.

In June 2005, we entered into a letter agreement with Mr. Mackie. The agreement provides that we will pay him an annual salary of $250,000. In addition, pursuant to the agreement, we have offered to pay Mr. Mackie a signing bonus of $205,000 which is repayable to us if Mr. Mackie terminates his employment prior to completing three years of employment. To date, Mr. Mackie has declined to receive this bonus. If we terminate Mr. Mackie's employment during the first 18 months of his employment, other than for cause and other than in connection with a change of control, we will provide Mr. Mackie with a pro-rated portion of his target bonus for the year, one year's salary, and continuation of standard employee health insurance for one year post-termination. If Mr. Mackie's employment is terminated in connection with a change of control, we will provide Mr. Mackie with a pro-rated portion of his target bonus for the year, one year's salary, and full vesting of all stock options that have been awarded to him.

REPORT OF THE COMPENSATION COMMITTEE

The compensation committee established by our board of directors is currently composed of Mr. Concannon and Drs. Moriarty and Rose. Our board of directors adopted a charter for the compensation committee in January 2004, and a copy of the charter is available through the Investor Relations page of our website at www.crai.com. Under the charter, the compensation committee is responsible for recommending to the board the compensation philosophy and policies that we should follow, particularly with respect to the compensation of the members of our senior management. The committee is responsible for reviewing and approving, or recommending for approval by the board, the compensation of our executive officers, including our chief executive officer. In addition, the board has delegated to the committee the authority to administer, review and make recommendations with respect to our employee benefit plans, including our incentive compensation plans and our equity based plans.

The following report is made by Mr. Concannon and Drs. Moriarty and Rose, as the members of the compensation committee during fiscal 2005, and summarizes our executive officer compensation policies for fiscal 2005.

Compensation committee report on executive compensation

Compensation objectives.   The objectives of our senior management compensation program are to align compensation with our business objectives, individual performance and the interests of our shareholders; motivate and reward high levels of performance; recognize and reward the achievement of firm-wide or departmental goals; and enable our firm to attract, retain and reward members of senior management who contribute to the long-term success of our firm.

To achieve those objectives, the compensation committee strives to make decisions concerning executive compensation that:

- establish incentives that will link executive officer compensation to our firm's financial performance and that will motivate executives to attain our firm's annual financial targets; and

- provide a total compensation package that is competitive among companies offering similar consulting services.

The Securities and Exchange Commission requires that this report comment upon the compensation committee's policy with respect to Section 162(m) of the Internal Revenue Code, which limits our firm's tax deduction for compensation in excess of $1.0 million paid to our firm's chief executive officer and our firm's four other most highly compensated executive officers at the end of any fiscal year unless the compensation qualifies as "performance-based compensation." The compensation committee's policy with respect to Section 162(m) is to make a reasonable effort to cause compensation to be deductible by our firm while simultaneously providing executive officers of our firm with appropriate rewards for their performance.

Executive compensation programs.   Our firm's compensation package consists of three principal components:

- salary;

- discretionary bonuses; and

- equity based compensation.

Our firm's executive officers are also eligible to participate in other employee benefit plans, including health, life insurance and medical reimbursement plans and a 401(k) retirement plan, on substantially the same terms as other vice presidents who meet applicable eligibility criteria, subject to any legal limitations on the amounts that may be contributed or the benefits that may be payable under these plans.

In setting salaries for our firm's executive officers for fiscal 2005, we considered the salaries we paid our executive officers in fiscal 2004. We considered information available to us regarding the salaries and overall compensation paid to persons having comparable responsibilities at other consulting firms with which our firm competes. We evaluated the experience, talents and capabilities of our executive officers relative to their peers at competing firms, and attempted to establish salaries that our executive officers would find attractive. In setting the salary for our new chief financial officer, Mr. Mackie, we attempted to set a salary we thought would attract him to work for our firm, and considered the market for such a role.

Our firm's executive officer compensation policy emphasizes bonuses and stock options which align the interests of management with the shareholders' interest in the financial performance of our firm for the fiscal year and the longer term. We determine each executive officer's annual bonus based on our overall assessment of his contribution to our growth and profitability for the past fiscal year. We offered Mr. Mackie a signing bonus in order to induce him to work for our firm. We did not grant Mr. Mackie a bonus for fiscal 2005 because his employment started part of the way through the fiscal year. In setting the bonus for our other executive officers for fiscal 2005, we give particular consideration to the officer's contribution to practice development, but we also consider business generation and the number of billable hours worked, client management, project management, contribution to corporate resource allocation, contribution to staff development, participation in senior recruiting and corporate administrative responsibilities. With respect to Dr. Cooper, we also placed particular emphasis on his contributions to our corporate development, including the pursuit, analysis and closing of our recent acquisitions, and his role in helping to integrate successfully these acquisitions. Our determinations were based in large measure on our own judgments; while some of the factors we consider are quantifiable, in our view many less quantifiable factors are equally important and deserve considerable weight.

During fiscal 2005, our approach to executive officer compensation included grants of stock options. See "Option grants in last fiscal year." We granted stock options to all of our executive officers, including our chief executive officer. For those executive officers who were executive officers of our firm during fiscal 2004, we determined the size of these stock option grants during the process of deciding upon final cash bonuses for fiscal 2004, and we considered many of the same factors that we used to determine the executive officers' bonuses for fiscal 2004. In addition, we granted stock options to Mr. Mackie in order to induce him to accept employment with our firm. The compensation committee continues to believe that stock options, as well as other forms of stock awards that will be available to us if the 2006 equity incentive plan is approved at the annual meeting, provide a significant incentive to executive officers to remain with our firm and create long-term value for our firm's shareholders. In determining the size of the stock option granted to these executive officers, we emphasized the seniority and responsibilities of the executives, the practice of certain peers with respect to option grants, the performance of the executives, and the number and exercise price of any stock options previously granted to them.

Chief executive officer compensation. Consistent with our compensation policies for our other executive officers, our approach to the chief executive officer's compensation package in fiscal 2005 was to be competitive with comparable companies offering consulting services and to tie a large percentage of the chief executive officer's eligible compensation to our firm's performance. We believe that this approach provides additional incentive to the chief executive officer to achieve our firm's performance goals and enhance shareholder value.

Salary for our firm's chief executive officer was designed to give him assurance of a base level of compensation commensurate with his position and duration of employment with our firm and to be competitive with salaries for officers holding comparable positions with companies offering consulting services. In May 2003, we increased the base salary of our chief executive officer to $450,000. We kept his base salary at $450,000 for fiscal 2005.

This year we have awarded our chief executive officer a bonus of $600,000. In establishing this bonus amount, we have again given primary consideration to our judgment regarding the chief executive officer's relative contribution to the increases in our revenues and net income in fiscal 2005, including, in particular, the improvements we have made in the management of the European business market. We also gave primary consideration to his support of the development of our practice groups, his strategic planning efforts, and his leadership role in our recent acquisitions, including the integration of these acquisitions.

The compensation committee

William F. Concannon, Chair
Rowland T. Moriarty
Nancy L. Rose

Performance graph

The following graph compares the performance of our cumulative shareholder return with that of the Nasdaq Stock Market Index for U.S. Companies, a broad market index, and a peer group of companies selected on a line-of-business basis. The peer group consists of LECG Corporation, Navigant Consulting, Inc., FTI Consulting, Inc., and Huron Consulting Group, Inc. This differs from the peer group we used in the proxy statement for our 2005 annual meeting because of the addition of FTI Consulting, Inc. and Huron Consulting Group, Inc., and the removal of DiamondCluster International, Inc. and Exponent, Inc. We believe that these changes make the new peer group a more relevant comparison to our business model and industry than the former peer group. The cumulative shareholder returns for shares of our common stock and for the market index and the peer group indices are calculated assuming $100 was invested on November 25, 2000. We paid no cash dividends during the period shown. The performance of the market index and the peer group indices is shown on a total return (dividends reinvested) basis. The inclusion of LECG Corporation in the peer group begins with the date of its initial public offering on November 14, 2003. The inclusion of Huron Consulting Group, Inc. in the peer group begins with the date of its initial public offering on October 18, 2004.



	Value of investment($)					
	11/25/00	11/24/01	11/30/02	11/29/03	11/27/04	11/26/05
CRA International, Inc.	100.00	184.38	147.58	308.24	406.40	430.78
Nasdaq Stock Market (U.S.)	100.00	74.72	58.88	77.42	82.96	89.26
Peer Group	100.00	236.60	393.77	508.70	538.89	602.29
Former Peer Group	100.00	51.68	40.80	111.99	133.57	113.02

TRANSACTIONS WITH RELATED PARTIES

Stock restriction agreement

In general, each person who held our common stock before our initial public offering, or IPO, in 1998 is subject to a stock restriction agreement with us. In some cases, these persons have, with our consent, transferred shares of this pre-IPO stock to family members and others. In general, these transferees are subject to the same terms and conditions of the stock restriction agreement as the transferors and are considered to have the status of pre-IPO shareholders for purposes of the agreement.

The stock restriction agreement prohibits each pre-IPO shareholder from selling or otherwise transferring certain shares of our common stock held immediately before the IPO during the time periods specified in the agreement. Pursuant to the currently effective terms of the stock restriction agreement, each pre-IPO shareholder may generally sell an amount equal to the greater of 20% of the shareholder's pre-IPO stock or two-thirds of the pre-IPO stock held by the shareholder on April 24, 2005. On and after April 24, 2007, each pre-IPO shareholder may sell all of the shareholder's remaining shares of pre-IPO stock.

Our board of directors waived the restrictions of the stock restriction agreement to the extent that those restrictions prohibited our pre-IPO shareholders from selling any of the shares sold in the public offering we closed in June 2005. This waiver did not apply to, and the selling shareholders did not sell, any shares whose transfer is restricted until April 24, 2007.

Upon the death or retirement for disability of any pre-IPO shareholder in accordance with our policies, the foregoing restrictions terminate with respect to the shareholder's pre-IPO stock. The board of directors has the discretion to waive any of the restrictions imposed by the stock restriction agreement.

We have the right to repurchase a portion of the pre-IPO stock held by a pre-IPO shareholder who leaves us for reasons other than death or retirement for disability in accordance with our policies equal to all of the pre-IPO stock that the shareholder did not already become entitled to sell. The purchase price will be equal to 70% of the fair market value of the repurchased stock (95% in the case of pre-IPO shareholders who retire), or, if the pre-IPO shareholder competes with us, 40% of fair market value. The purchase price will be payable in three equal annual installments. The stock restriction agreement will terminate on April 23, 2008 or earlier with the approval of our board of directors.

Payments to directors

We have made payments to Drs. Fisher, Salop and Shapiro, all of whom are our directors, for their services as outside experts, including payments for consulting services to clients and for the generation of engagements for us. In fiscal 2005 and fiscal 2006 (through February 17, 2006, the end of our first quarter of fiscal 2006), we paid Dr. Fisher an aggregate of approximately $1.0 million. In fiscal 2005 and fiscal 2006 (through February 17, 2006), we paid Dr. Salop an aggregate of approximately $1.9 million. In fiscal 2005 and fiscal 2006 (through February 17, 2006), we paid Dr. Shapiro an aggregate of approximately $1.1 million. We have accrued additional payments that will be made to each of Drs. Fisher, Salop and Shapiro for consulting services they have performed and business engagements they have generated through February 17, 2006, in approximate amounts of $400,000, $1.0 million, and $300,000, respectively. These amounts include payments made to companies wholly owned by each of the directors.

Based on the terms of an agreement we entered into with Dr. Shapiro when we acquired the Tilden Group in December 1998, Dr. Shapiro is eligible for a specified bonus payment if certain billable hour conditions are met. Pursuant to that agreement, in January 2006 we paid Dr. Shapiro a performance bonus of $90,477, which amount is included in the approximately $1.1 million of payments described above. Dr. Shapiro is eligible for future annual bonus payments through fiscal year 2013. The eligible bonus amount for fiscal 2006 is $101,334 and will continue to increase by 12% each year.

Other related party transactions

Dr. Cooper's son-in-law serves as the chief executive officer of a communications merchandise firm that we have purchased branded marketing merchandise from in the amount of approximately $180,000 since the beginning of fiscal 2005.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

At the close of business on March 13, 2006, there were issued and outstanding 11,304,109 shares of our common stock entitled to cast 11,304,109 votes. On March 13, 2006, the closing price of our common stock as reported on the Nasdaq National Market was $46.95 per share.

Principal shareholders

The following table provides information regarding the beneficial ownership of our common stock as of March 13, 2006 by:

- each person known by us to be the beneficial owner of more than five percent of our common stock;

- each of our directors;

- each executive officer named in the summary compensation table; and

- all of our current directors and executive officers as a group.

The persons named in this table have sole voting and investment power with respect to the shares listed, except as otherwise indicated. The inclusion of shares listed as beneficially owned does not constitute an admission of beneficial ownership. Shares included in the "Right to acquire" column consist of shares that may be purchased through the exercise of options that vest within 60 days of March 13, 2006.

| Name | Shares beneficially owned | | | |
	Outstanding	Right to acquire	Total	Percent
Artisan Partner Limited Partnership (1)	943,900	—	943,900	8.4%
CNH CA Master Account, L.P. (2)	—	855,149	855,149	7.0%
James C. Burrows (3)	205,264	82,000	287,264	2.5%
Franklin M. Fisher	83,966	—	83,966	*
Rowland T. Moriarty (4)	46,807	35,000	81,807	*
Steven C. Salop (5)	76,213	—	76,213	*
Carl Shapiro	43,716	1,403	45,119	*
Christopher Maxwell.......................	10,400	13,027	23,427	*
Robert J. Larner	8,970	12,864	21,834	*
Ronald T. Maheu	—	21,667	21,667	*
J. Phillip Cooper (6)	—	19,674	19,674	*
Basil L. Anderson........................	1,000	16,666	17,666	*
Nancy L. Rose	—	16,666	16,666	*
William F. Concannon.....................	—	11,722	11,722	*
Wayne D. Mackie	—	—	—	*
All current directors and executive officers as a group (twelve persons)	476,336	211,015	687,351	6.0%

* Less than one percent.

(1) The number of shares beneficially held by Artisan Partners Limited Partnership is based solely on information in a Schedule 13G filed on January 27, 2006 by Artisan Partners Limited Partnership, Artisan Investment Corporation, Andrew A. Ziegler and Carlene Murphy Ziegler. Each of them reported shared voting and dispositive power over 943,900 shares. The address for each of them is 875 East Wisconsin Avenue, Suite 800, Milwaukee, WI 53202.

(2) The number of shares beneficially held by CNH CA Master Account, L.P. is based solely on information in an amended Schedule 13G filed on January 31, 2006 by CNH CA Master Account, L.P. and CNH Partners, LLC. Each of these persons reported shared voting and dispositive power over convertible senior subordinated debentures that are convertible into 855,149 shares. The address for CNH CA Master Account, L.P. is Two Greenwich Plaza, 3rd Floor, Greenwich, CT 06830.

(3) Includes 14,791 shares held in trust for the benefit of certain members of Dr. Burrows' immediate family.

(4) Includes 11,332 shares held by Dr. Moriarty's wife as trustee of a trust for the benefit of certain members of Dr. Moriarty's immediate family.

(5) Includes 21,298 shares held by Dr. Salop's wife as trustee of two trusts for the benefit of certain members of Dr. Salop's immediate family.

(6) Includes stock options to purchase 1,549 shares held by a third party in an irrevocable trust for the benefit of certain members of Dr. Cooper's family. Dr. Cooper disclaims beneficial ownership of these stock options.

PROPOSAL TWO
2006 EQUITY INCENTIVE PLAN

Proposal Two concerns the approval of the 2006 equity incentive plan.

Our board of directors has adopted the 2006 equity incentive plan, subject to its approval by our shareholders. Upon approval of the 2006 equity incentive plan, no new grants will be made under our 1998 incentive and nonqualified stock option plan.

Accordingly, our board of directors is submitting the 2006 equity incentive plan to our shareholders for approval. If our shareholders do not approve Proposal Two, the 2006 equity incentive plan will not become effective. A majority of the votes properly cast at the annual meeting will be necessary to approve Proposal Two.

We are submitting Proposal Two for shareholder approval for four reasons:

- to enable us to compensate executive officers, outside directors and other key employees in a fashion that the board of directors believes is beneficial to our firm and its shareholders;

- to allow certain awards under the 2006 equity incentive plan to qualify as incentive stock options in accordance with Section 422 of the Internal Revenue Code;

- to allow certain awards under the 2006 equity incentive plan to qualify as performance-based compensation excludable from the computation of the deduction limit set forth in Section 162(m) of the Internal Revenue Code; and

- to comply with the rules of the Nasdaq National Market.

Our board believes that equity-based and performance-based compensation should and must play an important role in compensating our directors, executive officers and key employees. The 2006 equity incentive plan will help us attract and retain key executives and employees by allowing us to offer more varied, and thus more competitive, compensation packages. Like the 1998 incentive and nonqualified stock option plan, the 2006 equity incentive plan allows us to award incentive stock options, which receive favorable tax treatment under the Internal Revenue Code, as well as nonqualified options. Options issued under the equity incentive plan cannot qualify as incentive stock options under section 422 of the Internal Revenue Code unless the 2006 equity incentive plan is approved by our shareholders. In addition, the 2006 equity incentive plan will enable us to grant increasingly popular forms of compensation not available under the 1998 incentive and nonqualified stock option plan such as restricted stock, restricted stock units, awards payable in cash and/or common stock based upon the achievement of performance targets, and other equity-based awards such as stock purchase rights and stock appreciation rights. For example, under the 2006 equity incentive plan, our automatic awards to non-employee directors take the form of restricted stock, instead of the non-qualified stock options which are granted under our 1998 incentive and nonqualified stock option plan. Our board believes that the increased variety of equity-based awards will facilitate our creating compensation packages that align the interests of our directors, executive officers and key employees with the interests of our shareholders.

The equity incentive plan further aligns the interests of our constituencies by allowing for the conditioning of equity and cash awards upon the achievement of performance targets, which can have an additional tax benefit. Section 162(m) of the Internal Revenue Code generally prevents us from deducting more than $1.0 million in compensation each year for each of our five most highly compensated executive officers. Performance-based compensation that meets criteria established by the Internal Revenue Service, however, is not subject to this limitation. For performance-based awards granted under the equity incentive plan to qualify as performance-based compensation as contemplated by Section 162(m) of the Internal Revenue Code, the equity incentive plan must be approved by a majority vote of our shareholders.

Finally, the Marketplace Rules of the Nasdaq Stock Market generally require that we, as a Nasdaq National Market issuer, obtain shareholder approval of the establishment of any stock option or purchase plan under which our officers, directors, employees or consultants may acquire our common stock.

Our board of directors recommends that you vote <u>FOR</u> the proposal to approve the 2006 Equity Incentive Plan.

Summary of the plan

The following is a summary of the material features of the 2006 equity incentive plan. The full text of the plan is attached as *Annex A*.

Purpose of the plan

The purpose of the 2006 equity incentive plan is to provide additional incentive to our directors, officers, key employees and independent contractors, including those of our subsidiaries. We believe the grant of equity-based and performance-based awards under the plan will provide individuals with a long-term interest in our growth and success. Specifically, we intend the grant of equity-based and performance-based awards under the plan to provide additional incentive by giving individuals the opportunity to acquire a proprietary interest, or increase their existing proprietary interest, in our firm by acquiring shares of our common stock or otherwise receiving compensation based upon our value or increases in our value.

Types of awards authorized by the plan

The 2006 equity incentive plan authorizes the grant of the following types of incentive and performance awards:

- options to purchase common stock intended to qualify as incentive stock options, as defined in Section 422 of the Internal Revenue Code;

- nonqualified options, which do not qualify as incentive stock options;

- restricted stock awards consisting of shares of our common stock subject to restrictions;

- restricted stock unit awards consisting of the contractual right to receive shares of common stock in the future contingent upon the completion of service and/or the achievement of performance or other objectives;

- performance awards consisting of the right to receive payment of cash and/or shares of our common stock upon the achievement of predetermined performance targets; and

- other stock-based awards in the form of stock purchase rights, awards of our common stock, and awards valued in whole or in part by or otherwise based on our common stock.

Shares subject to the plan

All of the shares issued under the 2006 equity incentive plan or by which awards granted under the plan are measured are shares of our authorized but unissued common stock. The maximum number of shares issuable under the plan is 500,000, counted as further described below. The plan increases this maximum, but not by more than a total of 1,000,000 additional shares, for each share that is:

- available for future awards under our 1998 incentive and nonqualified stock option plan as of the date our shareholders approve the 2006 equity incentive plan; or

- issued under our 1998 incentive and nonqualified stock option plan and forfeited after the date our shareholders approve the 2006 equity incentive plan.

Each share of stock issued pursuant to a restricted stock or restricted stock unit award counts as 1.8 shares against the maximum number of shares issuable under the 2006 equity incentive plan, as does any performance award to the extent that shares of our common stock are used for measurement purposes. The plan adjusts the maximum number of shares and the limit on its increase due to awards under the current plan if we effect a capital readjustment or pay a stock dividend without receiving compensation in return. Whenever any outstanding award under the plan expires or terminates other than by exercise or payment, the corresponding shares of common stock may again be the subject of plan awards.

Upon granting an award under the 2006 equity incentive plan, we may retain an option to repurchase shares issued under the award and/or a right of first refusal upon the subsequent transfer of such shares at the discretion of the plan administrator. The plan administrator may also require the award recipient to agree to enter into a standard "lock-up agreement" which would prevent the recipient from disposing of any shares issued under the award for a period of not more than 180 days following the effective date of our registering any of our securities with the Securities and Exchange Commission.

The last sales price of the common stock on March 13, 2006, as reported on the Nasdaq National Market, was $46.95.

Administration of the plan

The 2006 equity incentive plan is administered by the plan administrator, which consists of the board of directors or, if appointed by the board of directors, a committee consisting of at least two "disinterested directors," as defined in the plan. Our compensation committee is currently the plan administrator. Except as specifically reserved to the board of directors under the terms of the plan, the plan administrator has full and final authority to operate, manage and administer the plan on our behalf. Action by the plan administrator requires the affirmative vote of a majority of all members of the plan administrator. The plan authorizes the plan administrator to construe and interpret the plan and the awards granted under the plan, to establish, amend and revoke rules and regulations for the administration of the plan, to change any outstanding award granted under the plan, and generally, to exercise the powers and to perform the acts that the plan administrator believes are necessary or expedient to promote our best interests with respect to the plan.

Eligibility

Under the 2006 equity incentive plan, we may only grant incentive stock options to our officers and other employees and to the officers and employees of our subsidiaries. We may grant any other type of awards to our officers and other employees, the officers and employees of our subsidiaries, non-employee members of the board, and independent contractors who render services to us or any of our subsidiaries. Except with respect to the non-discretionary awards of restricted stock to non-employee directors described below, the plan administrator selects the persons to whom awards are to be granted and prescribes the terms, conditions, restrictions, if any, and provisions of each award, subject to the provisions of the plan.

As of February 17, 2006 five non-employee directors, approximately 911 officers and other employees and approximately 41 outside consultants were eligible to participate in the 2006 equity incentive plan.

Limitations on awards

The maximum number of shares of common stock subject to awards granted under the 2006 equity incentive plan to a single recipient in any calendar year is 150,000. Shares subject to awards granted in a calendar year count towards this maximum even if they are subsequently forfeited, cancelled or terminated. Any reduction of the purchase price of shares subject to a plan award is treated as a cancellation of the original award and the grant of a new award. Consequently, the shares subject to the original and new awards each count toward their respective calendar year maximum.

Automatic restricted stock awards to non-employee directors

Each of our non-employee directors will automatically be granted an award of restricted stock in an amount determined by our board of directors, which will vest over a period of four years in equal annual installments of 25%, in each of the following circumstances:

- the non-employee director joins or is re-elected to the board of directors at or subsequent to this annual meeting; and

- subsequent to this annual meeting, an annual meeting or special meeting in lieu of an annual meeting is held and the non-employee director's term of office does not expire at the meeting and the non-employee director remains a director after the meeting.

Our board of directors has determined that if the 2006 equity incentive plan is approved by our shareholders at the annual meeting, the restricted stock grants to be made in connection with or 2006 annual meeting will be for shares of our common stock having a value on the date of grant of $75,000 based on the closing price of our common stock on that date. A person is an employee for the purposes of the plan if he or she is employed by, or provides independent contractor services as a consultant or advisor to, us or one of our subsidiaries.

Awards contingent upon performance

The plan administrator will set forth, in any agreement for a performance award or an award of restricted stock or restricted stock units based on performance granted to a "covered employee" as defined in Section 162(m) of the Internal Revenue Code, one or more relevant performance factors and the specific goals applicable to each selected performance factor.

Effectiveness; amendment; termination

The 2006 equity incentive plan will become effective upon approval by our shareholders and we may not grant any award under the plan after the tenth anniversary of the effective date. The plan will terminate when the maximum number of shares issuable under the plan, counted as described above, has been reached or upon its earlier termination by the board of directors. The board of director may terminate or amend the plan in its sole discretion, unless applicable law or regulation requires shareholder approval.

Effect on our other incentive plans

Following the approval of the 2006 equity incentive plan by our shareholders, we will no longer grant options under our 1998 incentive and nonqualified stock option plan, including the UK approved part of that plan. All unexpired awards under the 1998 incentive and nonqualified stock option plan will continue in full force and operation except as they may be exercised, be terminated or lapse, by their own terms and conditions. The 2006 equity incentive plan does not limit the board of directors from adopting other incentive arrangements.

Stock Options

General. The plan administrator may award both incentive stock options and nonqualified options on such terms, conditions and restrictions it establishes and sets forth in a written option agreement.

Purchase Price. The plan administrator determines the purchase price for each option awarded under the 2006 equity incentive plan at the time of grant and may subsequently reduce the purchase price only with the approval of our shareholders. The purchase price must be at least the fair market value, or in the case of an incentive stock option awarded to a shareholder possessing more than 10% of the total voting power of all classes of our stock or the stock of any of our subsidiaries, 110% of the fair market value, of the underlying shares of common stock on the date of the option's grant.

Exercise. Upon granting an option under the 2006 equity incentive plan, the plan administrator determines the terms and conditions upon which the option will become exercisable. The holder of an option awarded under the plan which is at least in part exercisable may exercise that portion, in whole or in part, by delivering to us written notice and the appropriate payment. Payment may be made by cash or check, or with the consent of the plan administrator, by:

- shares of our common stock;

- delivery to us of sale or loan proceeds;

- other consideration acceptable to the plan administrator; or

- a combination of the foregoing methods.

Transferability. Options awarded under the 2006 equity incentive plan are not transferable other than by will or under the laws of descent and distribution, except the plan administrator may permit the original recipient to transfer or assign a nonqualified option for no consideration to:

- any member of the recipient's immediate family, which for the purposes of the plan, includes only the recipient's parents, spouse, children and grandchildren;

- any trust solely for the benefit of the recipient's immediate family;

- any partnership, if all its partners are members of the recipient's immediate family; or

- any limited liability company or corporate entity, if all its members or equity owners are members of the recipient's immediately family.

The transferee or assignee of a nonqualified option will be subject to all of the option's terms and conditions existing at the time of the option's transfer or assignment and to any additional conditions prescribed by the plan administrator.

Expiration; termination. Any option awarded under the 2006 equity incentive plan will expire on the date set forth in the option agreement, which may not be later than the seventh, or in the case of an incentive stock option awarded to a shareholder possessing more than 10% of the total voting power of all classes of our stock or the stock of our subsidiaries, fifth, anniversary of the option's grant. Except as the plan administrator otherwise determines, either in connection with the relevant option award or otherwise, options awarded under the plan will terminate on the earlier of:

- the option's stated expiration date;

- the termination of the option recipient's employment or service relationship for cause; or

- thirty days after termination of the option recipient's employment or service relationship either without cause or voluntarily by the recipient, other than as a result of the recipient's death or retirement in good standing for reasons of age or disability under our then-established rules.

A recipient may exercise an option in the thirty day period described above only to the extent the option had vested at the time the recipient's employment or service relationship terminated.

The plan administrator may, but need not, provide that an option received by a non-employee under the 2006 equity incentive plan terminates upon the termination of the non-employee's provision of services whether for cause or otherwise.

The 2006 equity incentive plan defines cause as:

- any material breach by the option recipient of any agreement to which we and the recipient are both parties;

- any act or omission to act by the option recipient which may have a material and adverse effect on our business or the business of one of our subsidiaries or on the option recipient's ability to perform services; or

- any material misconduct or material neglect of duties by the option recipient in connection with our business or affairs or the business or affairs of any our affiliates or subsidiaries or affiliates of our subsidiaries.

Death; retirement. If the recipient of an option either dies or retires in good standing before the recipient's employment or service relationship terminates, the option terminates on the earlier of:

- the option's stated expiration date;

- one year following the death of the option recipient; and

- except as the plan administrator otherwise determines in connection with the recipient's option or otherwise, ninety days after the option recipient's retirement in good standing for reasons of age or disability under our then established rules.

Restricted stock awards

The plan administrator may grant awards of restricted stock on such terms, conditions and restrictions it establishes and sets forth in an award agreement. The recipient of a restricted stock award is issued shares of our common stock subject to forfeiture, transferability and other restrictions, if any, set forth in the 2006 equity incentive plan and the award agreement. The forfeiture and transferability restrictions are removed as the award vests over a period of at least four year from the date of grant, or as otherwise determined by the plan administrator. Vesting may occur in installments throughout the vesting period and the plan administrator may condition vesting upon the achievement of performance or service targets, the retention by the award recipient of specified shares of common stock or other criteria.

A recipient of a restricted stock award acquires all of the rights of a holder of our common stock with respect to the restricted shares issued pursuant to the award, whether vested or not, including the right to vote and to receive dividends. However, we or our designee may hold certificates representing the recipient's restricted shares until all applicable restrictions lapse or are released. The recipient must forfeit all unvested restricted shares when the recipient's employment with or provision of services to us terminates for any reason, unless the plan administrator determines otherwise. The plan administrator has sole discretion to waive any terms and conditions set forth in any restricted stock award agreement under circumstances and subject to terms and conditions, including forfeiture of a proportionate number of the shares, it deems appropriate. The recipient may not assign or transfer unvested restricted shares, other than by will or under the laws of descent and distribution, except that the plan administrator may, in its sole discretion, permit the original recipient to transfer unvested restricted shares for no consideration to:

- any member of the recipient's immediate family, which for the purposes of the 2006 equity incentive plan, includes only the recipient's parents, spouse, children and grandchildren;

- any trust solely for the benefit of the recipient's immediate family;

- any partnership, if all its partners are members of the recipient's immediate family; or

- any limited liability company or corporate entity, if all its members or equity owners are members of the recipient's immediately family.

The transferee or assignee of unvested restricted shares will be subject to all of the same terms and conditions related to the unvested restricted shares existing at the time of the transfer or assignment and to any additional conditions prescribed by the plan administrator.

Restricted stock unit awards

The plan administrator may grant awards of restricted stock units on such terms, conditions and restrictions as it establishes and sets forth in an award agreement. A restricted stock unit represents the contractual right to receive a share of our common stock in the future, contingent upon the award recipient's completion of service and/or achievement of performance or other objectives but not the recipient's payment of consideration. A restricted stock unit award becomes non-forfeitable as it vests over a period of at least four years. Vesting may occur in installments throughout the vesting period and the plan administrator may condition vesting upon the achievement of performance or service targets, the retention by the award recipient of specified shares of common stock or other criteria.

Until the end of the vesting period applicable to a restricted stock unit award, the recipient will have no rights as a holder of our common stock as a result of receiving the award. Upon the completion of such vesting period, or later if distribution is deferred under another plan, we will issue a certificate to the award recipient free of all restrictions that expired at the end of the vesting period. However, the plan administrator may provide for the earlier settlement of a restricted stock unit award to the extent necessary to avoid the tax and related interest for non-compliance with Section 409A of the Internal Revenue Code.

Performance awards

The plan administrator may grant performance awards consisting of the right to receive payment contingent upon the extent to which the recipient achieves predetermined performance targets during an award period of at least four years. The plan administrator has discretion to determine the performance targets applicable to a performance award, which may include goals related to our performance or the performance of the award recipient or any our subsidiaries. Performance awards may be measured by the fair market value of shares of our common stock, the increase in such fair market value during the award period and/or a fixed cash amount. A performance award becomes non-forfeitable as it vests, potentially in installments, over the award period. The recipient of a performance award must forfeit the unvested portion of the award upon the termination of the recipient's employment or service relationship.

Earned performance awards may be paid in cash and/or our common stock, and under such terms and conditions, including payment before the completion of the applicable award period to comply with Section 409A of the Internal Revenue Code, as the plan administrator determines.

Other equity-based awards

Other equity-based awards, consisting of stock purchase rights, awards of shares of our common stock and awards valued in whole or in part by reference to shares of our common stock, may be granted alone or in conjunction with other awards under the 2006 equity incentive plan, at the sole and complete discretion of the plan administrator. Such awards must be memorialized in a written agreement entered into by the award recipient and the plan administrator and subject to transferability and forfeiture provisions as set forth in the plan.

Federal tax consequences of the plan

The following tax information is intended only as a brief overview of the current material United States federal income tax laws applicable to the 2006 equity incentive plan. The summary does not purport to be a complete description of all federal tax issues, nor does it address any state, local or foreign tax matters. Each option or award recipient should consult his or her own tax advisors concerning the application of various tax laws that might affect his or her particular situation.

Nonqualified stock options

The holder of a nonqualified stock option recognizes no income for federal income tax purposes on the grant of the option. On the exercise of a nonqualified stock option, the difference between the fair market value of the common stock on the exercise date and the option exercise price is treated as compensation to the holder of the option, taxable as ordinary income in the year of exercise. That fair market value becomes the basis for the underlying shares which will be used in computing any capital gain or loss upon disposition of the shares.

Incentive stock options

Except as described below with respect to the alternative minimum tax, the holder of an incentive stock option recognizes no income for federal income tax purposes on either the grant or exercise of the option. If the holder does not dispose of the shares acquired upon exercise of the incentive stock option within two years from the date of the grant of the incentive stock option or within one year after exercise of the incentive stock option, any gain realized by the holder on the subsequent sale of the shares will be treated for federal income tax purposes as long-term capital gain. If the holder sells the shares before the expiration of such two-year and one-year periods, which is considered a "disqualifying disposition," the difference between the lesser of the value of the shares at the date of exercise or at the date of sale and the exercise price of the incentive stock option will be treated as compensation to the holder taxable as ordinary income, and the excess gain, if any, will be treated as capital gain, which will be long-term capital gain if the shares are held for more than one year. Currently, long-term capital gains are taxed at a maximum rate of 15% and short-term capital gains are taxed at a maximum rate of 35%.

The excess of the fair market value of the common stock over the exercise price at the time of exercise of an incentive stock option will constitute an item of tax preference for purposes of the alternative minimum tax. Taxpayers who incur the alternative minimum tax are allowed a credit which may be carried forward indefinitely to be used as a credit against the taxpayer's regular tax liability in a later year; however, the alternative minimum tax credit cannot reduce the regular tax below the alternative minimum tax for that carryover year.

Restricted stock awards

The recipient of a restricted stock award usually recognizes ordinary income only as the shares of restricted stock issued in connection with the award vest. Upon vesting, the amount recognized equals the excess, if any, of the fair market value of the vested shares at the time of vesting over any amount paid by the recipient for the vested shares and will generally be subject to both federal income and payroll taxes. Upon the subsequent resale of such vested shares, the recipient will recognize capital gain or loss, as the case may be, in an amount equal to the difference between the amount the recipient receives in exchange for the vested shares and the fair market value of the vested shares at the time of vesting. The gain or loss will be long-term capital gain if more than one year has passed since the shares vested.

However, the recipient of a restricted stock award may elect to recognize ordinary income upon the receipt, not the vesting, of shares of restricted stock in connection with the award in accordance with Section 83(b) of the Internal Revenue Code. In this case, the recipient recognizes ordinary income in an amount equal to the excess, if any, of the fair market value of the shares at the time the recipient received the shares over the amount the recipient paid for the shares. Upon the subsequent resale of such vested shares, the recipient will recognize capital gain or loss, as the case may be, in an amount equal to the difference between the amount the recipient receives in exchange for the vested shares and the fair market value of the vested shares at the time the recipient received the shares. The gain or loss will be long-term capital gain if over a year has passed since the recipient received the shares.

Restricted stock unit awards

The recipient of a restricted stock unit award recognizes no income until the recipient receives shares of common stock issued in connection with the award. Under the 2006 equity incentive plan, the recipient may not be required to pay any consideration, beyond the performances of services, to receive shares in connection with a restricted stock unit award. Thus, upon such receipt, the recipient recognizes ordinary income in an amount equal to the fair market value of the shares received, which will generally be subject to both federal income and payroll taxes. Upon the subsequent disposition of shares received pursuant to a restricted stock unit award, the recipient will recognize capital gain or loss, as the case may be, in the amount of the difference between the price received in exchange for the shares and the fair market value of the shares at the time the recipient received them. The gain or loss will be long-term capital gain if more than one year has passed since the recipient received the shares.

Although restricted stock units awards vest much like restricted stock awards, the Section 83(b) election described above does not apply to restricted stock unit awards because they are unfunded and unsecured promises to issue stock in the future, and thus are not property as contemplated by that section of the Internal Revenue Code.

Unrestricted Stock Awards

The recipient of an unrestricted stock award will recognize as ordinary income the difference between the fair market value of the common stock granted pursuant to the unrestricted stock award and the amount, if any, the recipient paid for such stock in the taxable year the recipient receives the common stock. The recipient's basis in any common stock received pursuant to the grant of an unrestricted stock award will be equal to the fair market value of the common stock on the date of receipt of the common stock. Any gain realized by the recipient of an unrestricted stock award upon a subsequent disposition of such common stock will be treated as long-term capital gain if the recipient held the shares for more than one year, and short-term capital gain if the recipient held the shares for one year or less.

Performance Awards

The recipient of a performance award will recognize as ordinary income any cash received pursuant to the award, and the difference between the fair market value of the common stock granted pursuant to the award and the amount, if any, the recipient paid for such stock, in the taxable year the recipient receives the cash and common stock. The recipient's basis in any common stock received pursuant to the grant of a performance award will be equal to the fair market value of the common stock on the date of receipt of the common stock. Any gain realized by the recipient of a performance award upon a subsequent disposition of such common stock will be treated as long-term capital gain if the recipient held the shares for more than one year, and short-term capital gain if the recipient held the shares for one year or less.

Stock Appreciation Rights

The recipient of a stock appreciation right recognizes no income for federal income tax purposes upon its grant. Upon the exercise of a stock appreciation right, the difference between the fair market value of the common stock on the date of exercise and the exercise price of the stock appreciation right, multiplied by the number of shares of common stock subject to the stock appreciation right, is treated as compensation to the recipient and is taxable as ordinary income in the year of exercise.

If upon the exercise of a stock appreciation right the grantee receives common stock, the grantee's basis in those shares will be equal to the fair market value of those shares on the date of exercise. Any gain above this basis that is recognized by the recipient upon a subsequent disposition of such shares is treated as long-term capital gain if the recipient held such shares for more than one year, and short-term capital gain if the recipient held the shares for one year or less.

Deductibility of awards

Subject to certain limitations, we may generally deduct on our corporate income tax returns an amount equal to the amount recognized as ordinary income by a recipient of an award under the 2006 equity incentive plan in the year in which the recipient recognizes ordinary income upon the exercise of a nonqualified stock option, the disqualifying disposition of an incentive stock option, the receipt or vesting of shares of stock in connection with a restricted stock award, and the receipt of stock in connection with a restricted stock unit award.

Section 162(m) of the Internal Revenue Code generally prevents us from deducting more than $1.0 million in compensation each year for each of our five most highly compensated executive officers. Performance-based compensation that meets criteria established by the Internal Revenue Service, however, is not subject to this limitation. Some of the awards that we grant under the 2006 equity incentive plan may not qualify as such performance-based compensation. Accordingly, we may be unable to deduct some or all of the amounts that may be recognized as ordinary income by our five most highly compensated executive officers.

New plan benefits

Except as described below, the following table sets forth information concerning the benefits or amounts under the 2006 equity incentive plan that we can determine will be received by:

- each named executive officer;

- all current executive officers, as a group;

- all current directors who are not executive officers, as a group; and

- all employees who are not executive officers, as a group.

The information in the following table is limited to the annual automatic restricted stock awards to be granted to our non-employee directors in connection with the 2006 annual meeting. Except for these awards, all awards or award amounts granted under the 2006 equity incentive plan will be within the discretion of the plan administrator or our board of directors and thus not determinable. Because the grant of awards under the plan is discretionary, the persons and groups listed in the following table may receive additional awards under the plan. The plan limits the number of shares of common stock subject to awards granted under the plan to a single recipient in any calendar year to 150,000.

New Plan Benefits
CRA International, Inc. 2006 Equity Incentive Plan

Name and position	Dollar value ($)	Securities underlying awards granted (#)
James C. Burrows .... President, chief executive officer and director	—	—
Robert J. Larner .... Executive vice president	—	—
Wayne D. Mackie..................................... Vice president, treasurer and chief financial officer	—	—
C. Christopher Maxwell .... Executive vice president	—	—
J. Phillip Cooper .... Former vice chairman and executive vice president	—	—
All current executive officers, as a group	—	—
All current directors who are not executive officers, as a group	$375,000(1)	(2)
All employees who are not executive officers, as a group	—	—

(1) At the end of fiscal 2005, we had eight directors who were not executive officers, five of whom were non-employee directors as defined in the 2006 equity incentive plan and thereby eligible to receive automatic restricted stock awards under the plan. The amount shown in the table represents the aggregate value of common stock to be issued pursuant to these automatic restricted stock awards that will be granted immediately after the annual meeting to the five non-employee directors, based on the closing price of our common stock on that date, and assuming we will have five non-employee directors who will be re-elected as our directors at the annual meeting or whose term will continue after the annual meeting.

(2) We are unable to determine the number of shares of common stock issued in connection with these restricted stock awards at this time. The number of shares issued in connection with each automatic restricted stock award to each our non-employee directors will be the award's value divided by the closing price of our common stock on date the award is granted.

REPORT OF THE AUDIT COMMITTEE

The board of directors appointed an audit committee to monitor the integrity of our firm's consolidated financial statements, its system of internal controls and the independence and performance of its internal and independent auditors. The audit committee also selects our independent auditors. The audit committee is governed by a written charter adopted by the board of directors, which was recently amended and is attached as *Annex B*. A copy of the audit committee charter is available through the Investor Relations page of our website at www.crai.com.

The audit committee currently consists of three non-employee directors. Each member of the audit committee is "independent" within the meaning of the Nasdaq Stock Market's marketplace rules.

Our firm's management is responsible for the financial reporting process, including the system of internal controls, and for the preparation of consolidated financial statements in accordance with generally accepted accounting principles. Our firm's independent auditors are responsible for auditing those financial statements. Our responsibility is to monitor and review these processes. However, we are not professionally engaged in the practice of accounting or auditing and are not experts in the fields of accounting or auditing, including with respect to auditor independence. We have relied, without independent verification, on the information provided to us and on the representations made by our firm's management and independent auditors.

In fulfilling our oversight responsibilities, we discussed with representatives of Ernst & Young, our firm's independent auditors for fiscal 2005, the overall scope and plans for their audit of our firm's consolidated financial statements for fiscal 2005. We met with them, with and without our firm's management present, to discuss the results of their examinations and their evaluations of our firm's internal controls and the overall quality of our firm's financial reporting. We reviewed and discussed the audited consolidated financial statements for fiscal 2005 with management and the independent auditors.

In addition, during the course of fiscal 2005, our management completed the documentation, testing, and evaluation of our firm's system of internal control over financial reporting in response to the requirements set forth in Section 404 of the Sarbanes-Oxley Act of 2002 and related regulations. We were kept apprised of the progress of the evaluation and provided oversight to management during the process. In connection with this oversight, we received periodic updates provided by management and Ernst & Young at each appropriate scheduled audit committee meeting; as well as at a number of special meetings to review our progress. At the conclusion of the process, management provided us with and we reviewed a report on the effectiveness of our firm's internal control over financial reporting. We also reviewed the report of management contained in our firm's Annual Report on Form 10-K for the fiscal year ended November 26, 2005 filed with the SEC, as well as Ernst & Young's Report of Independent Registered Public Accounting Firm included in our firm's Annual Report on Form 10-K related to its audit of (i) the consolidated financial statements and financial statement schedule, (ii) management's assessment of the effectiveness of internal control over financial reporting, and (iii) the effectiveness of internal control over financial reporting. We continue to oversee our firm's efforts related to its internal control over financial reporting and management's preparations for the evaluation in fiscal 2006.

We discussed with the independent auditors the matters required to be discussed by Statement of Auditing Standards No. 61, *Communication with Audit Committees*, as amended, including a discussion of our firm's accounting principles, the application of those principles, and the other matters required to be discussed with audit committees under generally accepted auditing standards.

In addition, we received from the independent auditors a letter containing the written disclosures required by Independence Standards Board Standard No. 1, *Independence Discussions with Audit Committees*, and discussed the disclosures with them, as well as other matters relevant to their independence from management and our firm. In evaluating the independence of our auditors, we considered whether the services they provided to our firm beyond their audit and review of our consolidated financial statements were compatible with maintaining their independence. We also considered the amount of fees they received for audit and non-audit services.

Based on our review and these meetings, discussions and reports, and subject to the limitations on our role and responsibilities referred to above and in the audit committee charter, we recommended to the board of directors that our firm's audited consolidated financial statements for fiscal 2005 be included in our firm's annual report on Form 10-K.


The audit committee

Ronald T. Maheu, Chair
Basil L. Anderson
William F. Concannon


PRINCIPAL ACCOUNTANT FEES AND SERVICES

Ernst & Young LLP served as our independent accountants to audit our consolidated financial statements for the fiscal year ending November 26, 2005. Our audit committee has not yet appointed an independent accountant to audit our consolidated financial statements for fiscal 2006. We expect that representatives of Ernst & Young will be present at the annual meeting. They will have an opportunity to make a statement if they wish and will be available to respond to appropriate questions from shareholders.

The following is a summary of the fees for professional services rendered by Ernst & Young for the fiscal years ended November 26, 2005 and November 27, 2004:

	Fees	
Fee category	Fiscal 2005	Fiscal 2004
Audit fees	$1,312,647	$1,549,800
Audit-related fees	20,575	765,414
Tax fees	215,626	361,202
All other fees	—	—
Total fees	$1,548,848	$2,676,416

Audit fees.   Audit fees represent fees for professional services performed by Ernst & Young for the audit of our annual financial statements and the review of our quarterly financial statements, as well as services that are normally provided in connection with statutory and regulatory filings or engagements. For fiscal 2005 and fiscal 2004, these services included Ernst & Young's examination and evaluation of our firm's internal controls in response to the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 and related regulations. Also for fiscal 2005, Ernst & Young performed services in connection with our public offering in June 2005, including the review of our registration statement on Form S-3 and the related prospectus and the issuance of a "comfort letter" to the underwriters of the offering. For fiscal 2004, Ernst & Young performed services in connection with our convertible note offering in August 2004, including the review of our offering memorandum and the related resale registration statement on Form S-3, and the issuance of a "comfort letter" to the initial purchasers of the offering.

Audit-related fees.   Audit-related fees represent fees for assurance and related services performed by Ernst & Young that are reasonably related to the performance of the audit or review of our financial statements. For fiscal 2004, these services include due diligence related to potential mergers and acquisitions and review of post-closing adjustments for our acquisition of InteCap.

Tax fees.   Tax fees represent fees for professional services performed by Ernst & Young with respect to tax compliance. These services include assistance with the preparation of federal, state, and foreign income tax returns.

All other fees.   Ernst & Young did not perform any services other than the services described above.

Pre-approval policies and procedures

At present, our audit committee approves each engagement for audit or non-audit services before we engage Ernst & Young to provide those services. However, the audit committee has delegated to the chairman of the audit committee the authority to pre-approve audit and non-audit services that the chairman determines in good faith to be minimal services that would not impair the independence of the auditor. The chairman of the audit committee must notify the other members of the committee of any audit or non-audit service that he pre-approves under this delegation of authority. Other, more significant audit and non-audit services continue to require pre-approval by the entire audit committee.

Our audit committee has not established any pre-approval policies or procedures that would allow our management to engage Ernst & Young to provide any specified services with only an obligation to notify the audit committee of the engagement for those services. None of the services provided by Ernst & Young for fiscal 2004 or fiscal 2005 was obtained in reliance on the waiver of the pre-approval requirement permitted by SEC regulations.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934 requires our officers and directors and persons who beneficially own more than ten percent of our common stock to file reports of ownership and changes in ownership with the Securities and Exchange Commission. SEC regulations require officers, directors and greater-than-ten-percent shareholders to furnish us with copies of all Section 16(a) forms they file.

Based solely upon a review of Forms 3 and 4 and amendments thereto furnished to us during fiscal 2005 and Forms 5 and amendments thereto furnished to us with respect to fiscal 2005, or written representations that Form 5 was not required for fiscal 2005, we believe that all Section 16(a) filing requirements applicable to our officers, directors and greater-than-ten-percent shareholders were fulfilled in a timely manner.

SHAREHOLDER PROPOSALS

Shareholder proposals for inclusion in our proxy materials relating to our 2007 annual meeting of shareholders must be received by us at our executive offices no later than November 27, 2006, or, if the date of that meeting is more than 30 calendar days before or after April 21, 2007, a reasonable time before we begin to print and mail our proxy materials with respect to that meeting.

In addition, our by-laws provide that a shareholder desiring to bring business before any meeting of shareholders or to nominate any person for election to the board of directors must give timely written notice to our secretary in accordance with the procedural requirements set forth in our by-laws. In the case of a regularly scheduled annual meeting, written notice must be delivered to or mailed and received at our principal executive offices not less than 60 days nor more than 90 days before the scheduled annual meeting, must describe the business to be brought before the meeting and must provide specific information about the shareholder, other supporters of the proposal, their stock ownership and their interest in the proposed business. If we hold our 2007 annual meeting before April 20, 2007, and if we give less than 70 days' notice or prior public disclosure of the date of that meeting, then the shareholder's notice must be delivered to or mailed and received at our principal executive offices not later than the close of business on the tenth day after the earlier of (1) the day on which we mailed notice of the date of the meeting and (2) the day on which we publicly disclosed the date of the special meeting. Currently, in order to bring an item of business before the 2007 annual meeting in accordance with our by-laws, a shareholder must deliver the requisite notice of that item of business to us between January 20, 2007 and February 19, 2007.

AVAILABLE INFORMATION

Shareholders of record on March 13, 2006 will receive a proxy statement and our annual report to shareholders, which contains detailed financial information about our firm. The annual report is not incorporated herein and is not deemed a part of this proxy statement.

CRA INTERNATIONAL, INC.

2006 EQUITY INCENTIVE PLAN

SECTION 1. PURPOSE

This 2006 Equity Incentive Plan (the "Plan") of CRA International, Inc. (the "Company"), is designed to provide additional incentive to executives and other key employees of the Company, and any parent or subsidiary of the Company, and to certain other individuals providing services as independent contractors to or acting as non-employee directors of the Company or any such parent or subsidiary. The Company intends that this purpose will be effected by the granting of incentive stock options ("Incentive Stock Options") as defined in Section 422 of the Internal Revenue Code of 1986, as amended (the "Code"), nonqualified stock options ("Nonqualified Options") under the Plan, shares of Common Stock subject to restrictions under Section 83 of the Code ("Restricted Stock"), Performance Awards (as defined in Section 7.1(a)), and certain other equity-based awards (Incentive Stock Options, Nonqualified Stock Options, Restricted Stock, Performance Awards and the other awards collectively referred to as "Awards"), which afford such executives, key employees or other individuals an opportunity to acquire or increase their proprietary interest in the Company through the acquisition of shares of its Common Stock or otherwise receive compensation based on the value, or an increase in the value, of the Company. The Company intends that Incentive Stock Options issued under the Plan will qualify as "incentive stock options" as defined in Section 422 of the Code and the terms of the Plan shall be interpreted in accordance with this intention. As used in the Plan the terms "parent" and "subsidiary" shall have the respective meanings set forth in Section 424 of the Code.

SECTION 2. ADMINISTRATION

2.1 THE PLAN ADMINISTRATOR. The Plan shall be administered by the Plan Administrator (the "Plan Administrator"), which shall consist of the Board of Directors of the Company (the "Board") or, if appointed by the Board, a committee consisting of at least two "Disinterested Directors." As used herein, the term Disinterested Director means any director of the Company who (i) is not a current employee of the Company or a member of an "affiliated group," as such term is defined in Section 1504(a) of the Code, which includes the Company (an "Affiliate"), (ii) is not a former employee of the Company or any Affiliate who receives compensation for prior services (other than benefits under a tax-qualified retirement plan) during the Company's or any Affiliate's taxable year (iii) has not been an officer of the Company or any Affiliate; and (iv) does not receive remuneration from the Company or any Affiliate, either directly or indirectly, in any capacity other than as a director. If the Plan is not administered by the Board, none of the members of the Plan Administrator shall be an officer or other employee of the Company. It is the intention of the Company that the Plan, if not administered by the Board, shall be administered by a committee having two or more "Non-Employee Directors" within the meaning of Rule 16b-3 under the Securities Exchange Act of 1934, as amended (the "1934 Act"), but the authority and validity of any act taken or not taken by the Plan Administrator shall not be affected if any person administering the Plan is not a Non-Employee Director. Except as specifically reserved to the Board under the terms of the Plan, the Plan Administrator shall have full and final authority to operate, manage and administer the Plan on behalf of the Company. Action by the Plan Administrator shall require the affirmative vote of a majority of all members thereof.

2.2 POWERS OF THE PLAN ADMINISTRATOR. Subject to the terms and conditions of the Plan, the Plan Administrator shall have the power:

(a) To determine from time to time the persons eligible to receive Awards and the Awards to be granted to such persons under the Plan and to prescribe the terms, conditions, restrictions, if any, and provisions (which need not be identical) of each Award granted under the Plan to such persons;

(b) To construe and interpret the Plan and Awards granted thereunder and to establish, amend, and revoke rules and regulations for administration of the Plan. In this connection, the Plan Administrator may correct any defect or supply any omission, or reconcile any inconsistency in the Plan, or in any Award agreement, in the manner and to the extent it shall deem necessary or expedient to make the Plan fully effective. All decisions and determinations by the Plan Administrator in the exercise of this power shall be final and binding upon the Company and Award holders;

(c) To make, in its sole discretion, changes to any outstanding Award granted under the Plan, including but not limited to: (i) reducing the purchase price for any option, subject to approval of stockholders of the Company, (ii) accelerating the vesting schedule or the lapse of restrictions of such Award (except with respect to the 4-year period described in Section 6.1 for Restricted Stock Awards, Section 6.8 for Restricted Stock Units, and Section 7.1 for Performance Awards, unless such change is pursuant to Section 8.3 or Section 8.4), (iii) changing any applicable Performance Factors or related goals during a performance period, or (iv) extending the expiration date of such Award; and

(d) Generally, to exercise such powers and to perform such acts as are deemed necessary or expedient to promote the best interests of the Company with respect to the Plan.

SECTION 3. STOCK

3.1 STOCK TO BE ISSUED. The stock subject or related to the Awards granted under the Plan shall be shares of the Company's authorized but unissued common stock, without par value (the "Common Stock"). The total number of shares that may be issued pursuant to Awards granted under the Plan shall not exceed an aggregate of 500,000 shares of Common Stock (the "Reserve Limit"); provided, however, that (a) any shares of Common Stock issued in connection with Awards granted under Sections 6 and, to the extent whole shares of Common Stock are used for measurement purposes, Section 7, will be counted against the Reserve Limit as one and eight-tenths (1.8) shares of Common Stock for every one share issued in connection with such Award or by which the Award is valued by reference, and (b) the class and aggregate number of shares of Common Stock which may be subject to Awards granted under the Plan shall be subject to adjustment as provided in Section 8 hereof and as provided in the following sentence. As of the date the Plan is approved by stockholders of the Company, the Reserve Limit shall be increased by any shares of Common Stock available for future awards under the 1998 Incentive and Nonqualified Stock Option Plan (the "Current Plan") as of such date, and thereafter the Reserve Limit shall be increased by any shares of Common Stock represented by awards granted under the Current Plan which are forfeited, expire or are canceled without delivery of shares of Common Stock or under which shares of Common Stock are forfeited back to the Company; provided, however, such increase in the Reserve Limit shall not exceed 1,000,000 shares of Common Stock (subject to adjustment as provided in Section 8 hereof). As of the date the Plan is approved by stockholders of the Company, no additional awards shall be permitted to be granted from the Current Plan or from the UK Approved Part of the Current Plan (the "UK Plan") and all unexpired awards granted from the Current Plan and UK Plan shall continue in full force and operation except as they may be exercised, be terminated or lapse, by their own terms and conditions.

3.2 EXPIRATION, CANCELLATION OR TERMINATION OF AWARD. Whenever any outstanding Award under the Plan expires, is cancelled or is otherwise terminated (other than by exercise or payment), the shares of Common Stock allocable to the portion of such Award that has expired, has been cancelled or has been otherwise terminated, may again be the subject of Awards under the Plan.

3.3 LIMITATION ON GRANTS. In no event may any Plan participant be granted Awards with respect to more than 150,000 shares of Common Stock in any calendar year. The number of shares of Common Stock issuable pursuant to or otherwise related to an Award granted to a Plan participant in a calendar year that is subsequently forfeited, cancelled or otherwise terminated, shall continue to count toward the foregoing limitation in such calendar year. In addition, if the purchase price of shares of Common Stock subject to an option is subsequently reduced, the transaction shall be deemed a cancellation of the original Award and the grant of a new one so that both transactions shall count toward the maximum shares issuable in the calendar year of each respective transaction.

SECTION 4. ELIGIBILITY

4.1 PERSONS ELIGIBLE. Incentive Stock Options under the Plan may be granted only to officers and other employees of the Company or any parent or subsidiary of the Company. Any other type of Award may be granted to officers or other employees of the Company or any parent or subsidiary of the Company, and to non-employee members of the Board and independent contractors who render services to the Company or any such parent or subsidiary (regardless of whether they are employees).

SECTION 5. STOCK OPTIONS

5.1 GREATER-THAN-TEN-PERCENT STOCKHOLDERS. Except as may otherwise be permitted by the Code or other applicable law or regulation, no Incentive Stock Option shall be granted to an individual who, at the time the option is granted, owns (including ownership attributed pursuant to Section 424(d) of the Code) more than ten percent of the total combined voting power of all classes of stock of the Company or any parent or subsidiary (a "greater-than-ten-percent stockholder"), unless such Incentive Stock Option provides that (i) the purchase price per share shall not be less than one hundred ten percent of the fair market value of the Common Stock at the time such option is granted, and (ii) that such option shall not be exercisable to any extent after the expiration of five years from the date it is granted.

5.2 MAXIMUM AGGREGATE FAIR MARKET VALUE. The aggregate fair market value (determined at the time the option is granted) of the shares of Common Stock with respect to which Incentive Stock Options are exercisable for the first time by any optionee during any calendar year (under the Plan and any other plans of the Company or any parent or subsidiary for the issuance of incentive stock options) shall not exceed $100,000 (or such greater amount as may from time to time be permitted with respect to Incentive Stock Options by the Code or any other applicable law or regulation). Any Incentive Stock Option granted in excess of the foregoing limitation shall be specifically designated as being a Nonqualified Option.

5.3 TERMINATION OF EMPLOYMENT OR OTHER RELATIONSHIP WITH COMPANY. Except as may otherwise be determined by the Plan Administrator either in connection with the relevant Award or otherwise, options shall terminate on the earlier of:

(a) the date of expiration thereof; or

(b) immediately upon the termination of the optionee's employment with or performance of services for the Company (or any parent or subsidiary of the Company) by the Company (or any such parent or subsidiary) for cause (as determined by the Company or such parent or subsidiary),

(c) thirty (30) days after termination of the optionee's employment with or performance of services for the Company (or any parent or subsidiary of the Company) without cause or voluntarily by the optionee other than as a result of death or retirement in good standing for reasons of age or disability under the then-established rules of the Company; *provided, however*, that (i) during any period after such termination of employment or service before termination of an optionee's option, the optionee shall have the right to exercise such option only to the extent that the optionee was entitled to exercise such option immediately prior to such termination of employment or performance of services; and (ii) Nonqualified Options granted to persons who are not employees of the Company (or any parent or subsidiary of the Company) need not, unless the Plan Administrator determines otherwise, be subject to the provisions set forth in subsections 5.3(b) and (c).

As used herein, "cause" shall mean (x) any material breach by the optionee of any agreement to which the optionee and the Company (or any parent or subsidiary of the Company) are both parties, (y) any act or omission to act by the optionee which may have a material and adverse effect on the business of the Company (or any such parent or subsidiary) or on the optionee's ability to perform services for the Company (or any such parent or subsidiary), including, without limitation, the commission of any crime (other than ordinary traffic violations), or (z) any material misconduct or material neglect of duties by the optionee in connection with the business or affairs of the Company (or any such parent or subsidiary) or any affiliate of the Company (or any such parent or subsidiary).

5.4   DEATH OR RETIREMENT OF OPTIONEE.   In the event of the death of the holder of an option that is subject to subsection (b) or (c) of Section 5.3 above prior to termination of the optionee's employment with or performance of services for the Company (or any parent or subsidiary of the Company) and before the date of expiration of such option, such option shall terminate on the earlier of such date of expiration or one year following the date of such death. After the death of the optionee, his executors, administrators or any person or persons to whom his option may be transferred by will or by the laws of descent and distribution shall have the right, at any time prior to such termination, to exercise the option to the extent the optionee was entitled to exercise such option at the time of his death.

If, before the date of the expiration of an option that is subject to subsection (b) or (c) of Section 5.3 above, the optionee shall be retired in good standing from the Company for reasons of age or disability under the then-established rules of the Company, except as may otherwise be determined by the Plan Administrator either in connection with the relevant Award or otherwise, the option shall terminate on the earlier of such date of expiration or ninety (90) days after the date of such retirement In the event of such retirement, except as may otherwise be determined by the Plan Administrator either in connection with the relevant Award or otherwise, the optionee shall have the right prior to the termination of such option to exercise the option to the extent to which he was entitled to exercise such option immediately prior to such retirement

5.5   OPTION AGREEMENT.   Each option agreement shall be in writing and shall contain such terms, conditions, restrictions (if any), and provisions as the Plan Administrator shall from time to time deem appropriate. Such provisions or conditions may include, without limitation, restrictions on transfer, repurchase rights, or such other provisions as shall be determined by the Plan Administrator; provided, however, that such additional provisions shall not be inconsistent with any other term or condition of the Plan and such additional provisions shall not cause any Incentive Stock Option granted under the Plan to fail to qualify as an incentive stock option within the meaning of Section 422 of the Code. Option agreements need not be identical, but each option agreement by appropriate language shall include the substance of the provisions contained in this Section 5 and other relevant sections of the Plan.

5.6 EXPIRATION OF OPTION.   Notwithstanding any other provision of the Plan or of any option agreement, each option shall expire on the date specified in the option agreement, which date shall not be later than the seventh (7) anniversary (fifth anniversary in the case of a greater-than-ten-percent stockholder granted an Incentive Stock Option) of the date on which the option was granted.

5.7 PURCHASE PRICE.   The purchase price per share under each option shall be determined by the Plan Administrator at the time the option is granted, which shall not be less than fair market value of a share of Common Stock on the date the option is granted; provided, however, that (a) the purchase price of any Incentive Stock Option to a greater-than-ten-percent stockholder shall be 110% of such fair market value, and (b) the Plan Administrator has the authority to reduce the purchase price of any option subject to approval of such reduction by the stockholders of the Company. For purposes of the Plan, the fair market value of a share of Common Stock shall be the closing price per share on the date of grant of the option as reported by a nationally recognized stock exchange, or, if shares of Common Stock are not listed on such an exchange, as reported by the National Association of Securities Dealers Automated Quotation System ("Nasdaq") National Market System or, if shares of Common Stock are not listed on the Nasdaq National Market System, the mean of the bid and asked prices per share on the date of grant of the option or, if shares of Common Stock are not traded over-the-counter, the fair market value as determined by the Plan Administrator.

5.8 EXERCISE.   Each option may be exercised, so long as it is valid and outstanding, from time to time in part or as a whole, subject to any limitations with respect to the number of shares of Common Stock for which the option may be exercised at a particular time and to such other conditions as the Plan Administrator in its discretion may specify upon granting the option.

5.9 METHOD OF EXERCISE.   Any option granted under the Plan may be exercised by the optionee by delivering to the Company on any business day a written notice specifying the number of shares of Common Stock the optionee then desires to purchase and specifying the address to which the certificates for such shares are to be mailed (the "Notice"), accompanied by payment for such shares.

5.10 PAYMENT OF PURCHASE PRICE.   Payment for the shares of Common Stock purchased pursuant to the exercise of an option shall be made either by (i) cash or check equal to the option price for the number of shares specified in the Notice, (ii) with the consent of the Plan Administrator, other shares of Common Stock that have a fair market value on the date of surrender not greater than the aggregate purchase price of the shares as to which such option shall be exercised, (iii) with the consent of the Plan Administrator, delivery of such documentation as the Plan Administrator and the broker, if applicable, shall require to effect an exercise of the option and delivery to the Company of the sale or loan proceeds required to pay the purchase price, (iv) with the consent of the Plan Administrator, such other consideration which is acceptable to the Plan Administrator and which has a fair market value equal to the purchase price of such shares, or (v) with the consent of the Plan Administrator, a combination of (i), (ii), (iii) or (iv). For the purpose of the preceding sentence, the fair market value per share of Common Stock so delivered to the Company shall be determined in the manner specified in Section 5.7. As promptly as practicable after receipt of the Notice and accompanying payment, the Company shall deliver to the optionee certificates for the number of shares of Common Stock with respect to which such option has been so exercised, issued in the optionee's name; provided, however, that such delivery shall be deemed effected for all purposes when the Company or a stock transfer agent of the Company shall have deposited such certificates in the United States mail, addressed to the optionee, at the address specified in the Notice.

5.11 TRANSFERABILITY OF OPTIONS.   Options shall not be transferable by the optionee other than by will or under the laws of descent and distribution, and shall be exercisable, during his lifetime, only by the optionee. Notwithstanding the foregoing, the Plan Administrator may, in its sole discretion, permit the transfer or assignment of a Nonqualified Option by the original optionee for no consideration to: (i) any member of the optionee's Immediate Family; (ii) any trust solely for the benefit of members of the optionee's Immediate Family; (iii) any partnership whose only partners are members of the optionee's Immediate Family; or (iv) any limited liability company or corporate entity whose only members or other equity owners are members of the optionee's Immediate Family. For purposes of the Plan, "Immediate Family" means an optionee's parents, spouse, children and grandchildren. Nothing contained in this Section shall be construed to require the Plan Administrator to give its approval to any transfer or assignment of any Nonqualified Option or portion thereof, and approval to transfer or assign any Nonqualified Option does not mean that such approval will be given with respect to any other Nonqualified Option or portion thereof. The transferee or assignee of any Nonqualified Option shall be subject to all of the terms and conditions applicable to such Nonqualified Option immediately prior to the transfer or assignment and shall be subject to any conditions prescribed by the Plan Administrator with respect to such Nonqualified Option. In particular, and without limiting the generality of the foregoing, the termination of employment, retirement or death of the original optionee shall continue to determine the term and time for exercise of such Nonqualified Option for purposes of Sections 5.3 and 5.4.

5.12   RIGHTS OF OPTIONEES.   No optionee shall be deemed for any purpose to be the owner of any shares of Common Stock subject to any option unless and until the option shall have been exercised pursuant to the terms thereof, and the Company shall have issued and delivered certificates representing such shares to the optionee.

SECTION 6.   RESTRICTED STOCK AND RESTRICTED STOCK UNITS

6.1.   RESTRICTED STOCK AWARDS.   The Plan Administrator may grant Restricted Stock to any person eligible to participate in the Plan in accordance with Section 4.1 in such number of shares of Common Stock, and on such terms, conditions and restrictions, whether based on performance standards, periods of service, retention by the Restricted Stock holder of ownership of purchased or designated shares of Common Stock or other criteria, as the Plan Administrator shall establish. If the Plan Administrator determines to make performance-based Awards of Restricted Stock under this Section 6 to "covered employees" (as defined in Section 162(m) of the Code), the Plan Administrator shall cause to be set forth in the applicable Award agreement one or more of the Performance Factors (defined in Section 7.1(f)) that will be used to measure performance, and the specific performance goals applicable to each Performance Factor so selected.). Each Restricted Stock Award shall be subject to a restriction period of a minimum of 4 years from the date of grant; provided, however, that notwithstanding the foregoing requirement as to the duration of the restriction period (a) the shares of Common Stock subject to such Award may become non-forfeitable according to the terms of such award during the 4-year (or longer) restriction period in installments as a result of the passage of time or other basis, and (b) the provisions of Section 8.3 or 8.4 can be applied during the 4-year (or longer) restriction period. For purposes of Sections 6.1 to 6.7, a "restriction period" means the period during which all or a portion of the shares of Common Stock subject to the Restricted Stock Award shall be forfeitable by the Award holder, as set forth in the Award agreement. The terms of any Restricted Stock Award granted under this Plan shall be set forth in an Award agreement which shall contain provisions determined by the Plan Administrator and not inconsistent with this Plan.

6.2   ISSUANCE OF RESTRICTED SHARES.   As soon as practicable after the date of grant of Restricted Stock by the Plan Administrator, the Company shall cause to be transferred on the books of the Company, or its agent, shares of Common Stock, registered on behalf of the Restricted Stock holder, evidencing the Restricted Stock covered by the Award, but subject to forfeiture to the Company as of the date of grant if an Award agreement with respect to the Restricted Stock covered by the Award is not duly executed by the Restricted Stock holder and timely returned to the Company. All shares of Common Stock covered by Awards under this Section 6 shall be subject to the restrictions, terms and conditions contained in the Plan and the Award agreement entered into by the Restricted

Stock holder. Until the lapse or release of all restrictions applicable to an Award of Restricted Stock, the share certificates representing such Restricted Stock may be held in custody by the Company, its designee, or, if the certificates bear a restrictive legend, by the Restricted Stock holder. Upon the lapse or release of all restrictions with respect to an Award as described in Section 6.5, one or more share certificates, registered in the name of the Restricted Stock holder, for an appropriate number of shares as provided in Section 6.5, free of any restrictions set forth in the Plan and the Award agreement, shall be delivered to the Restricted Stock holder.

6.3 SHAREHOLDER RIGHTS. Beginning on the date of grant of the Restricted Stock and subject to execution of the Award agreement as provided in Section 6.2, the Restricted Stock holder shall become a shareholder of the Company with respect to all shares subject to the Award agreement and shall have all of the rights of a shareholder, including, but not limited to, the right to vote such shares and the right to receive dividends; provided, however, that any shares of Common Stock distributed as a dividend or otherwise with respect to any Restricted Stock as to which the restrictions have not yet lapsed, shall be subject to the same restrictions as such Restricted Stock and held or restricted as provided in Section 6.2.

6.4 RESTRICTION ON TRANSFERABILITY. None of the shares of Restricted Stock may be assigned or transferred (other than by will or the laws of descent and distribution), pledged or sold prior to lapse of the restriction period applicable thereto. Notwithstanding the foregoing, the Plan Administrator may, in its sole discretion, permit the transfer of shares of Restricted Stock by the original Award holder for no consideration to: (i) any member of the Award holder's Immediate Family; (ii) any trust solely for the benefit of members of the Award holder's Immediate Family; (iii) any partnership whose only partners are members of the Award holder's Immediate Family; or (iv) any limited liability company or corporate entity whose only members or other equity owners are members of the Award holder's Immediate Family. Nothing contained in this Section shall be construed to require the Plan Administrator to give its approval to any transfer or assignment of any Restricted Stock Award or portion thereof, and approval to transfer or assign any Restricted Stock Award does not mean that such approval will be given with respect to any other Restricted Stock Award or portion thereof. The transferee or assignee of any Restricted Stock Award shall be subject to all of the terms and conditions applicable to such Restricted Stock Award immediately prior to the transfer or assignment, including but not limited to the satisfactory completion of the restriction period, and shall be subject to any conditions prescribed by the Plan Administrator with respect to such Restricted Stock Award.

6.5 DELIVERY OF SHARES UPON VESTING. Upon expiration or earlier termination of the restriction period without a forfeiture and the satisfaction of or release from any other conditions prescribed by the Plan Administrator, or at such earlier time as provided under the provisions of Section 6.7, the shares of Restricted Stock shall no longer be forfeitable. As promptly as administratively feasible thereafter, the Company shall deliver to the Restricted Stock holder or, in case of the Restricted Stock holder's death, to the holder's beneficiary, one or more share certificates for the appropriate number of shares of Common Stock, free of the forfeiture restrictions that expired as of the end of the restriction period.

6.6 FORFEITURE OF RESTRICTED STOCK. Subject to Section 6.7, all Restricted Stock shall be forfeited and returned to the Company and all rights of the Restricted Stock holder with respect to such Restricted Stock shall terminate unless the Restricted Stock holder continues employment with or performance of services for the Company (or any parent or subsidiary of the Company) until the expiration of the restriction period for such Restricted Stock and satisfies any and all other conditions set forth in the Award agreement or as may be otherwise determined by the Plan Administrator. Subject to Section 6.1, the Plan Administrator shall determine the restriction period (which may, but need not, lapse in installments) and any other terms and conditions applicable with respect to any Restricted Stock Award.

6.7 **WAIVER OF RESTRICTION PERIOD.** The Plan Administrator may, in its sole discretion, waive the restriction period and any other conditions set forth in any Award agreement under appropriate circumstances (including the death, disability or retirement of the Restricted Stock holder or a material change in circumstances arising after the date of an Award) and subject to such terms and conditions (including forfeiture of a proportionate number of the shares of Restricted Stock) as the Plan Administrator shall deem appropriate.

6.8 **RESTRICTED STOCK UNIT AWARDS.** Without limiting the generality of the foregoing provisions of this Section 6, and subject to such terms, limitations and restrictions as the Plan Administrator may impose, the Plan Administrator may grant Restricted Stock Units to any person eligible to participate in the Plan in accordance with Section 4.1, representing the right to receive shares of Common Stock in the future subject to the achievement of one or more goals relating to the completion of service by the Restricted Stock Unit holder and/or the achievement of performance or other objectives. If the Plan Administrator determines to make performance-based Awards of Restricted Stock Units under this Section 6.8 to "covered employees" (as defined in Section 162(m) of the Code), the Plan Administrator shall cause to be set forth in the applicable Award agreement one or more of the Performance Factors (defined in Section 7.1(f)) that will be used to measure performance, and the specific performance goals applicable to each Performance Factor so selected. Restricted Stock Unit Awards shall be subject to the restrictions, terms and conditions contained in the Plan and the applicable Award agreements entered into by the appropriate Restricted Stock Unit holders. Until the end of the restriction period applicable to an Award of Restricted Stock Units, no shares of Common Stock shall be issued with respect to such Awards and no Restricted Stock Unit holder shall have any rights as a stockholder of the Company with respect to the shares of Common Stock covered by such Restricted Stock Unit Award. As of the end of the restriction period applicable to a Restricted Stock Unit Award or at a later date if distribution has been deferred under another Company plan (if any), one or more share certificates, registered in the name of the Restricted Stock Unit holder, for an appropriate number of shares, free of any restrictions that expired as of the end of the restriction period, shall be delivered to the Restricted Stock Unit holder. A Restricted Stock Unit Award shall not be contingent on any payment by or consideration from the Restricted Stock Unit holder other than the rendering of services. Each Restricted Stock Unit Award shall be subject to a restriction period of a minimum of 4 years from the date of grant; provided, however, that (a) the Award may become non-forfeitable according to the terms of such award during the 4-year (or longer) restriction period in installments as a result of the passage of time or other basis; (b) the provisions of Section 8.3 or 8.4 can be applied during the 4-year (or longer) restriction period; and (c) the Plan Administrator may set forth in the applicable Award agreement provisions that allow for payment of some or all of the Restricted Stock Units prior to the end of the applicable restriction period in circumstances that, to the extent necessary, comply with the conditions in Section 409A of the Code to avoid the tax and related interest for non-compliance set forth in such Section. For purposes of this Section 6.8, a "restriction period" means the period during which all or a portion of the Restricted Stock Unit Award shall be forfeitable by the Award holder, as set forth in the Award agreement.

6.9 RESTRICTED STOCK AWARDS TO NON-EMPLOYEE DIRECTORS

(a) **GRANT OF AWARD UPON ELECTION TO THE BOARD.** Each non-employee director joining the Board at or subsequent to the meeting of the Company's stockholders at which the Plan is approved (the "Approval Meeting") shall automatically be granted, upon such non-employee director joining the Board, an initial Restricted Stock Award equal in value to an amount determined by the Board from time to time, determined as of the grant date. Such Award shall become non-forfeitable in four (4) equal annual installments of twenty five percent (25%) per year beginning on the first anniversary of the date of grant.

(b) **GRANT OF AWARD UPON RE-ELECTION TO BOARD OR CONTINUATION ON THE BOARD.**   Each non-employee director who shall be re-elected by the stockholders of the Company to the Board at or subsequent to the Approval Meeting shall automatically be granted, immediately following the meeting of stockholders at which such non-employee director shall be re-elected, a Restricted Stock Award equal in value to an amount determined by the Board from time to time, determined as of the grant date. In addition, each non-employee director whose term of office shall not expire at any annual meeting of stockholders or special meeting in lieu thereof subsequent to the Approval Meeting and who shall remain a non-employee director after such meeting shall automatically be granted, immediately following such meeting, a Restricted Stock Award equal in value to an amount determined by the Board from time to time, determined as of the grant date. Each Award described in this subsection (b) shall become non-forfeitable in full in four (4) equal annual installments of twenty five percent (25%) per year beginning on the first anniversary of the date of grant.

(c) **DETERMINATION OF VALUE.**   For purposes of this Section 6.9, value shall be based on the fair market value of a share of Common Stock as determined in the manner specified in Section 5.7.

SECTION 7.   PERFORMANCE AND OTHER STOCK-BASED AWARDS

7.1   PERFORMANCE AWARDS.

(a)   **AWARD PERIODS AND CALCULATIONS OF POTENTIAL INCENTIVE AMOUNTS.**   The Plan Administrator may grant Awards to any person eligible to participate in the Plan in accordance with Section 4.1, representing the right to receive a payment contingent upon the extent to which certain predetermined performance targets have been met during an Award Period and measured by the fair market value of a specified number of shares of Common Stock, increases in such fair market value during the Award Period and/or a fixed cash amount (a "Performance Award"). Fair market value shall have the same meaning as set forth in Section 5.7. Each Performance Award shall have an Award Period that is a minimum of 4 years from the date of grant; provided, however, that (i) the award may become non-forfeitable according to the terms of such award during the 4-year (or longer) Award Period in installments as a result of the passage of time or other basis; (ii) the provisions of Section 8.3 or 8.4 can be applied during the 4-year (or longer) restriction period, and (iii) the Plan Administrator may set forth in the applicable Award agreement provisions that allow for payment of some or all of the Award prior to the end of the applicable Award Period in circumstances that, to the extent necessary, comply with the conditions in Section 409A of the Code to avoid the tax and related interest for non-compliance set forth in such Section. For purposes of this Section 7, an "Award Period" means the period during which all or a portion of an Award shall be forfeitable by the Award holder, as set forth in the Award agreement. The Plan Administrator, in its discretion and under such terms as it deems appropriate, may permit newly eligible individuals, such as those who are promoted or newly hired, to receive Performance Awards after an Award Period has commenced.

(b) PERFORMANCE TARGETS. The performance targets may include such goals related to the performance of the Company or, where relevant, any parent or subsidiary and/or the performance of the Performance Award holder, as may be established by the Plan Administrator in its discretion. In the case of Performance Awards to "covered employees" (as defined in Section 162(m) of the Code), the Plan Administrator shall cause to be set forth in the applicable Award agreement one or more of the Performance Factors (defined in subsection (f), below) that will be used to measure performance, and the specific performance goals applicable to each Performance Factor so selected. The performance targets established by the Plan Administrator may vary for different Award Periods and need not be the same for each Performance Award holder receiving a Performance Award in an Award Period. Except to the extent inconsistent with the performance-based compensation exception under Section 162(m) of the Code, in the case of Performance Awards granted to employees to whom such section is applicable, the Plan Administrator in its discretion but only under extraordinary circumstances as determined by the Plan Administrator, may change any prior determination of performance targets for any Award Period at any time prior to the final determination of the Award when events or transactions occur to cause the performance targets to be an inappropriate measure of achievement.

(c) EARNING PERFORMANCE AWARDS. The Plan Administrator, at or as soon as practicable after the date of grant, shall prescribe a formula to determine the percentage of the Performance Award to be earned based upon the degree of attainment of the applicable performance targets.

(d) PAYMENT OF EARNED PERFORMANCE AWARDS. Payments of earned Performance Awards shall be made in cash, shares of Common Stock, or a combination of cash and Common Stock, in the discretion of the Plan Administrator. The Plan Administrator, in its sole discretion, may define and set forth in the applicable Award agreement such terms and conditions with respect to the payment of earned Performance Awards as it may deem desirable.

(e) TERMINATION OF EMPLOYMENT OR OTHER RELATIONSHIP WITH COMPANY. In the event of a termination of the Performance Award holder's employment with or performance of services for the Company (or any parent or subsidiary of the Company), the holder's Performance Awards shall be forfeited; provided, however, that the Plan Administrator may set forth in the applicable Award agreement provisions that allow for payment of some or all of the Performance Award prior to the end of the applicable performance period in circumstances that, to the extent necessary, comply with the conditions in Section 409A of the Code to avoid the tax and related interest for non-compliance set forth in such Section or for such other reasons as the Plan Administrator deems appropriate.

(f) DEFINITION OF PERFORMANCE FACTORS. "Performance Factors" means the factors selected by the Plan Administrator from time to time, including, but not limited to, the following measures to determine whether the performance goals established by the Plan Administrator and applicable to Awards have been satisfied: revenue; net revenue; revenue growth; net revenue growth; earnings before interest, taxes, depreciation and amortization ("EBITDA"); funds from operations; funds from operations per share; operating income (loss); operating income growth; operating cash flow; net income; net income growth; pre- or after-tax income (loss); cash available for distribution; cash available for distribution per share; cash and/or cash equivalents available for operations; net earnings (loss); earnings (loss) per share; earnings per share growth; return on equity; return on assets; share price performance; total shareholder return; total shareholder return growth; economic value added; improvement in cash-flow; and confidential business unit objectives.

7.2. GRANT OF OTHER STOCK-BASED AWARDS. Other stock-based awards, consisting of stock purchase rights (with or without loans to individuals by the Company containing such terms as the Plan Administrator shall determine), Awards of shares of Common Stock, or Awards valued in whole or in part by reference to, or otherwise based on, shares of Common Stock, may be granted either alone or in addition to or in conjunction with other Awards under the Plan. Subject to the provisions of the Plan, the Plan Administrator shall have sole and complete authority to determine the persons to whom and the time or times at which such Awards shall be made, the number of shares of Common Stock to be granted pursuant to such Awards, and all other conditions of the Awards. Any such Award shall be confirmed by an Award agreement executed by the Plan Administrator and the Award recipient, which Award agreement shall contain such provisions as the Plan Administrator determines to be necessary or appropriate to carry out the intent of the Plan with respect to such Award.

7.3.   TERMS OF OTHER STOCK-BASED AWARDS.   In addition to the terms and conditions specified in the Award agreement, Awards made pursuant to Section 7.2 shall be subject to the following:

(a) Any shares of Common Stock subject to Awards made under Section 7.2 may not be sold, assigned, transferred, pledged or otherwise encumbered prior to the date on which the shares are issued, or, if later, the date on which any applicable restriction, performance or deferral period lapses; and

(b) If specified by the Plan Administrator in the Award agreement, the recipient of an Award under Section 7.2 shall be entitled to receive, currently or on a deferred basis, interest or dividends or dividend equivalents with respect to the shares of Common Stock or other securities covered by the Award; and

(c) The Award agreement with respect to any Award shall contain provisions addressing the disposition of such Award in the event of the termination of the Award holder's employment with or performance of services for the Company (or any parent or subsidiary of the Company) prior to the exercise, realization or payment of such Award, whether such termination occurs because of retirement, disability, death or other reason, with such provisions to take account of the specific nature and purpose of the Award (including but not limited to satisfying the conditions in Section 409A of the Code to avoid the tax and related interest for non-compliance set forth in such Section).

SECTION 8.   CHANGES IN COMPANY'S CAPITAL STRUCTURE AND CORPORATE TRANSACTIONS

8.1   RIGHTS OF COMPANY.   The existence of outstanding Awards shall not affect in any way the right or power of the Company or its stockholders to make or authorize, without limitation, any or all adjustments, recapitalizations, reorganizations or other changes in the Company's capital structure or its business, or any merger or consolidation of the Company, or any issue of Common Stock, or any issue of bonds, debentures, preferred or prior preference stock or other capital stock ahead of or affecting the Common Stock or the rights thereof, or the dissolution or liquidation of the Company, or any sale or transfer of all or any part of its assets or business, or any other corporate act or proceeding, whether of a similar character or otherwise.

8.2   RECAPITALIZATIONS, STOCK SPLITS AND DIVIDENDS.   If the Company shall effect a subdivision or consolidation of shares or other capital readjustment, the payment of a stock dividend, or other increase or reduction of the number of shares of Common Stock outstanding, in any such case without receiving compensation therefor in money, services or property, then (i) the number, class, and price per share of shares of stock subject to outstanding Awards hereunder shall be appropriately adjusted in such a manner as to entitle an Award holder to receive upon exercise of the Award or as otherwise provided under the terms of the Award, for the same aggregate cash consideration (if any), the same total number and class of shares of Common Stock as he would have received as a result of the event requiring the adjustment had he exercised his Award in full, or as he would have received otherwise as determined under the terms of the Award, immediately prior to such event; and (ii) the number and class of shares of Common Stock with respect to which Awards may be granted under the Plan and the number and class of shares set forth in Section 3.3 shall be proportionately adjusted, subject to any required action by the Board or the stockholders of the Company and compliance with applicable securities laws; provided, however, that fractions of a share of Common Stock will not be issued but will either be replaced by a cash payment equal to the fair market value of such fraction of a share of Common Stock or will be rounded down to the nearest whole share, as determined by the Plan Administrator.

8.3 MERGER WITHOUT CHANGE OF CONTROL.   After a merger of one or more corporations with or into the Company or after a consolidation of the Company and one or more corporations in which the stockholders of the Company immediately prior to such merger or consolidation own after such merger or consolidation shares representing (either by remaining outstanding or by being converted into other voting securities of the surviving entity) at least fifty percent (50%) of the voting power of the Company or the surviving or resulting corporation, as the case may be, (a) each holder of an outstanding Award that is an Incentive Stock Option or a Nonqualified Option (individually, an "Option" and collectively, "Options") shall be entitled to receive, in lieu of the shares of Common Stock as to which such Option was exercisable immediately prior to such event, upon exercise and at no additional cost, the number and class of shares of stock or other securities, cash or property (including, without limitation, shares of stock or other securities of another corporation or Common Stock) to which such holder would have been entitled pursuant to the terms of the agreement of merger or consolidation if, immediately prior to such merger or consolidation, such holder had been the holder of record of a number of shares of Common Stock equal to the number of shares for which such Option shall be so exercised; and (b) each holder of an outstanding Award that is not an Option shall be entitled to receive, upon and after the merger or consolidation and at no additional cost, a payment of the applicable number and class of shares of stock (the "Payment Shares"), or cash equivalent thereof, based on the specified number of shares of Common Stock set forth in the Award (the "Underlying Shares") and pursuant to the terms and conditions of the Award in effect immediately prior to the merger or agreement, but modified so that the number or class of Underlying Shares or Payment Shares appropriately reflects any applicable changes which are contained in the agreement of merger or consolidation.

8.4 CHANGE OF CONTROL.   If the Company is merged with or into or consolidated with another corporation, other than a merger or consolidation which would result in the voting securities of the Company outstanding immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into other voting securities of the surviving entity) at least fifty percent (50%) of the combined voting power of the voting securities of the Company or such surviving entity outstanding immediately after such merger or consolidation, or if the Company is liquidated, or sells or otherwise disposes of substantially all of its assets to another corporation or entity while Awards remain outstanding under the Plan, then in such event either:

(a) subject to the provisions of subsection (c) below, upon and after the effective date of such merger, consolidation, liquidation, sale or disposition, as the case may be, (a) each holder of an Option shall be entitled to receive, in lieu of the shares of Common Stock as to which such Option was exercisable immediately prior to such event, upon exercise and at no additional cost, the number and class of shares of stock or other securities, cash or property (including, without limitation, shares of stock or other securities of another corporation or Common Stock) to which such holder would have been entitled pursuant to the terms of the agreement of merger, consolidation, liquidation, sale or disposition if, immediately prior to such event, such holder had been the holder of record of a number of shares of Common Stock equal to the number of shares for which such Option shall be so exercised; and (b) each holder of an outstanding Award that is not an Option shall be entitled to receive, after the merger, consolidation. liquidation, sale or disposition and at no additional cost, the appropriate number of Payment Shares or their cash equivalent, based on the applicable number of Underlying Shares and pursuant to the terms and conditions of the Award in effect immediately prior to the merger, consolidation, liquidation, sale or disposition, but modified so that the number or class of Underlying Shares or Payment Shares appropriately reflects any applicable changes which are contained in the agreement of merger, consolidation, liquidation, sale or disposition;

(b) the Plan Administrator may accelerate the time for exercise of some or all unexercised and unexpired Options or accelerate the time of payment or vesting of some or all outstanding Awards that are not Options, so that (i) such accelerated Options shall be exercisable in full from and after a date specified by the Plan Administrator which is prior to the effective date of such merger, consolidation, liquidation, sale or disposition, as the case may be, (ii) the restriction period for such Awards that are Restricted Stock shall terminate as of a date prior to or as of the effective date of such merger, consolidation, liquidation, sale or disposition, as the case may be, and (iii) such other Awards that are not Options or Restricted Stock shall be payable as of a date prior to or as of the effective date of such merger, consolidation, liquidation, sale or disposition, as the case may be; or

(c) the Plan Administrator may (i) cancel all outstanding Options as of the effective date of any such merger, consolidation, liquidation, sale or disposition provided that (A) notice of such cancellation shall be given to each holder of an Option and (B) each holder of an Option shall have the right to exercise such Option to the extent that the same is then exercisable or, if the Plan Administrator shall have accelerated the time for exercise of all unexercised and unexpired Options, in full during the 10-day period prior to the effective date of such merger, consolidation, liquidation, sale or disposition, (ii) cause some or all unvested Restricted Stock to be repurchased by the Company on the effective date of such merger, consolidation, liquidation, sale or disposition at the repurchase price therefor set forth in the relevant Award agreement or (iii) cancel some or all outstanding Awards that are not Options or Restricted Stock as of the effective date of such merger, consolidation, liquidation, sale or disposition provided that (A) notice of such cancellation shall be given to each holder of such an Award that is to be cancelled and (B) such holder shall have the right to exercise such Award to the extent that the same is then exercisable, or, if the Plan Administrator shall have accelerated the time for exercise of such Award, in full during the 10-day period prior to or as of the effective date of such merger, consolidation, liquidation, sale or disposition.

8.5 ADJUSTMENTS TO COMMON STOCK SUBJECT TO AWARDS. Except as hereinbefore expressly provided, the issuance by the Company of shares of stock of any class, or securities convertible into shares of stock of any class, for cash or property, or for labor or services, either upon direct sale or upon the exercise of rights or warrants to subscribe therefor, or upon conversion of shares or obligations of the Company convertible into such shares or other securities, shall not affect, and no adjustment by reason thereof shall be made with respect to, the number or price of shares of Common Stock then subject to outstanding Awards.

8.6 MISCELLANEOUS. Adjustments under this Section 8 shall be determined by the Plan Administrator, and such determinations shall be conclusive. No fractional shares of Common Stock shall be issued under the Plan on account of any adjustment specified above.

SECTION 9. GENERAL RESTRICTIONS

9.1 INVESTMENT REPRESENTATIONS. The Company may require any person to whom an Award is granted, as a condition of exercising such Award, to give written assurances in substance and form satisfactory to the Company to the effect that such person is acquiring the shares of Common Stock subject to the Award for his own account for investment and not with any present intention of selling or otherwise distributing the same, and to such other effects as the Company deems necessary or appropriate in order to comply with federal and applicable state securities laws.

9.2   **COMPLIANCE WITH SECURITIES LAWS.**   The Company shall not be required to sell or issue any shares of Common Stock under any Award if the issuance of such shares shall constitute a violation by the Award holder or by the Company of any provision of any law or regulation of any governmental authority. In addition, in connection with the Securities Act of 1933, as now in effect or hereafter amended (the "Act"), upon exercise of any Award or issuance of shares of Common Stock pursuant to an Award, the Company shall not be required to issue such shares unless the Plan Administrator has received evidence satisfactory to it to the effect that the holder of such Award will not transfer such shares except pursuant to a registration statement in effect under such Act or unless an opinion of counsel satisfactory to the Company has been received by the Company to the effect that such registration is not required. Any determination in this connection by the Plan Administrator shall be final, binding and conclusive. In the event the shares of Common Stock issuable on exercise of an Award or otherwise pursuant to the terms of an Award are not registered under the Act, the Company may imprint upon any certificate representing shares so issued the following legend or any other legend which counsel for the Company considers necessary or advisable to comply with the Act and with applicable state securities laws:

> The shares of stock represented by this certificate have not been registered under the Securities Act of 1933 or under the securities laws of any State and may not be pledged, hypothecated, sold or otherwise transferred except upon such registration or upon receipt by the Corporation of an opinion of counsel satisfactory to the Corporation, in form and substance satisfactory to the Corporation, that registration is not required for such sale or transfer.

The Company may, but shall in no event be obligated to, register any securities covered hereby pursuant to the Act, and in the event any shares are so registered the Company may remove any legend on certificates representing such shares. The Company shall not be obligated to take any other affirmative action in order to cause the exercise of an option and the issuance of shares pursuant thereto, or the issuance of shares with respect to any other Award, to comply with any law or regulation of any governmental authority.

9.3   **EMPLOYMENT OR OTHER SERVICES OBLIGATION.**   The granting of any Award shall not impose upon the Company (or any parent or subsidiary of the Company) any obligation to employ, continue to employ, or otherwise contract or continue to contract for the services of, any Award holder, and the right of the Company (or any such parent or subsidiary) to terminate the employment or services of any individual shall not be diminished or affected by reason of the fact that an Award has been granted to him/her.

9.4   **WITHHOLDING TAX.**   Whenever under the Plan shares of Common Stock or cash is to be delivered with respect to an Award, the Company shall be entitled to require as a condition of delivery that the Award holder remit an amount sufficient to satisfy statutory minimum federal, state and other governmental withholding tax requirements related thereto.

SECTION 10.   CERTAIN RIGHTS OF THE COMPANY

10.1   **RIGHT OF FIRST REFUSAL OR REPURCHASE.**   The Plan Administrator may in its discretion provide upon the grant of any Award under the Plan that the Company shall have an option to repurchase, upon such terms and conditions as determined by the Plan Administrator, all or any number of shares of Common Stock purchased upon exercise or otherwise received upon payment of the Award, or a right of first refusal in connection with the subsequent transfer of any or all such shares. The repurchase price per share payable by the Company shall be such amount or be determined by such formula as is fixed by the Plan Administrator at the time the Award related to the shares of Common Stock subject to repurchase is first granted. In the event the Plan Administrator shall grant Awards subject to the Company's repurchase option or right of first refusal, the certificates representing the shares received pursuant to such Award shall carry a legend satisfactory to counsel for the Company referring to the Company's repurchase option or right of first refusal.

10.2 LOCKUP AGREEMENT. The Plan Administrator may, in its discretion, specify upon granting an Award that upon request of the Company or the underwriters managing any underwritten offering of the Company's securities, the Award holder shall agree in writing that for a period of time (not to exceed 180 days) from the effective date of any registration of securities of the Company, the Award holder will not sell, make any short sale of, loan, grant any option for the purchase of, or otherwise dispose of, any shares of Common Stock received pursuant to such Award, without the prior written consent of the Company or such underwriters, as the case may be.

SECTION 11.   AMENDMENT OR TERMINATION OF THE PLAN

The Board of Directors may modify, revise or terminate the Plan at any time and from time to time, except that without the approval of stockholders of the Company, no modification or revision shall be made to the Plan, including but not limited to changing the class of persons eligible to receive Awards or the aggregate number of shares of Common Stock issuable pursuant to the Plan, when applicable law or regulation requires such stockholder approval.

SECTION 12.   NONEXCLUSIVITY OF THE PLAN

Neither the adoption of the Plan by the Board of Directors nor the submission of the Plan to the stockholders of the Company for approval shall be construed as creating any limitations on the power of the Board of Directors to adopt such other incentive arrangements as it may deem desirable, including, without limitation, the granting of stock options otherwise than under the Plan, and such arrangements may be either applicable generally or only in specific cases.

SECTION 13.   EFFECTIVE DATE AND DURATION OF PLAN

The Plan shall become effective upon its approval by stockholders of the Company. No Award may be granted under the Plan after the tenth (10TH) anniversary of the effective date. The Plan shall terminate (i) when the total amount of shares of Common Stock with respect to which Awards may be granted shall have been issued pursuant to such Awards, or (ii) by action of the Board of Directors pursuant to Section 10 hereof, whichever shall first occur, provided, however, that all unexpired Awards shall continue in force and operation after termination of the Plan, except as they may lapse or be terminated by their own terms and conditions.

SECTION 14.   MISCELLANEOUS

14.1 DESIGNATION AND CHANGE OF BENEFICIARY. Each holder of an Award that is payable in cash shall file with the Plan Administrator a written designation of one or more persons as the beneficiary who shall be entitled to receive the amounts payable with respect to the applicable Award that provides continuing rights to a beneficiary upon the Award holder's death. An Award holder may, from time to time, revoke or change his beneficiary designation without the consent of any prior beneficiary by filing a new designation with the Plan Administrator. The last such designation received by the Plan Administrator shall be controlling; provided, however, that no designation, or change or revocation thereof, shall be effective unless received by the Plan Administrator prior to the Award holder's death, and in no event shall it be effective as of a date prior to such receipt. If no beneficiary designation is filed by the Award holder, the beneficiary shall be deemed to be his or her spouse or, if the Award holder is unmarried at the time of death, his or her estate.

14.2   PAYMENTS TO PERSONS OTHER THAN AWARD HOLDERS.   If the Plan Administrator shall find that any person to whom any amount is payable under the Plan is unable to care for his or her affairs because of illness or accident, or is a minor, or is otherwise legally incompetent or incapacitated or has died, then any payment due to such person or such person's estate (unless a prior claim therefor has been made by a duly appointed legal representative) may, if the Plan Administrator so directs the Company, be paid to such person's spouse, child, relative, an institution maintaining or having custody of such person, or any other person deemed by the Plan Administrator, in its absolute discretion, to be a proper recipient on behalf of such person otherwise entitled to payment. Any such payment shall be a complete discharge of the liability of the Plan Administrator and the Company therefor.

14.3   NO LIABILITY OF PLAN ADMINISTRATOR.   No member of the Plan Administrator shall be personally liable by reason of any contract or other instrument executed by such Plan Administrator member or on his or her behalf in his or her capacity as a member of the Plan Administrator nor for any mistake of judgment made in good faith, and the Company shall indemnify and hold harmless each member of the Plan Administrator and each other employee, officer or director of the Company to whom any duty or power relating to the administration or interpretation of the Plan may be allocated or delegated, against any cost or expense (including counsel fees) or liability (including any sum paid in settlement of a claim) arising out of any act or omission to act in connection with the Plan unless arising out of such person's own fraud or willful bad faith; provided, however, that approval of the Board shall be required for the payment of any amount in settlement of a claim against any such person. The foregoing right of indemnification shall not be exclusive of any other rights of indemnification to which such persons may be entitled under the Company's Articles of Organization or By-Laws, as a matter of law, or otherwise, or any power that the Company may have to indemnify them or hold them harmless.

14.4   GOVERNING LAW.   The Plan and all agreements hereunder shall be governed by and construed in accordance with the internal laws of the Commonwealth of Massachusetts without regard to the principles of conflicts of law thereof.

14.5   FUNDING.   No provision of the Plan shall require the Company, for the purpose of satisfying any obligations under the Plan, to purchase assets or place any assets in a trust or other entity to which contributions are made or otherwise to segregate any assets, nor shall the Company maintain separate bank accounts, books, records or other evidence of the existence of a segregated or separately maintained or administered fund for such purposes. Award holders shall have no rights under the Plan other than as general unsecured creditors of the Company, except that insofar as they may have become entitled to payment of additional compensation by performance of services, they shall have the same rights as other employees under general law.

14.6   RELIANCE ON REPORTS.   Each member of the Plan Administrator and each member of the Board shall be fully justified in relying, acting or failing or refusing to act, and shall not be liable for having so relied, acted or failed or refused to act in good faith, upon any report made by the independent public accountant of the Company and any parent or subsidiary of the Company and upon any other information furnished in connection with the Plan by any person or persons other than himself.

14.7   RELATIONSHIP TO OTHER BENEFITS.   No payment under the Plan shall be taken into account in determining any benefits under any pension, retirement, profit sharing, group insurance or other benefit plan of the Company or any parent or subsidiary of the Company except as otherwise specifically provided in such other plan.

14.8   EXPENSES.   The expenses of administering the Plan shall be borne by the Company and any parent or subsidiary of the Company.

14.9 PRONOUNS. Masculine pronouns and other words of masculine gender shall refer to both men and women.

14.10 TITLES AND HEADINGS. The titles and headings of the sections in the Plan are for convenience of reference only, and in the event of any conflict, the text of the Plan, rather than such titles or headings, shall control.

14.11 EMPLOYMENT OR INDEPENDENT CONTRACTOR RELATIONSHIP. For all purposes of the Plan, an employment or independent contractor relationship between the Company (or any parent or subsidiary of the Company) and an Award holder shall be deemed to exist during any period in which the Award holder is employed by, or provides independent contractor services as a consultant or advisor to the Company (or any such parent or subsidiary). For all purposes herein, a person who transfers from employment or service with the Company to employment or service with a parent or subsidiary of the Company or vice versa shall not be deemed to have terminated employment or service with the Company, a parent or a subsidiary of the Company. Whether authorized leave of absence, or absence on military or government service, shall constitute termination of the employment or independent contractor relationship between the Company (or any parent or subsidiary of the Company) and the Award holder shall be determined by the Plan Administrator at the time thereof.

14.12 EMPLOYEES AND INDEPENDENT CONTRACTORS BASED OUTSIDE THE UNITED STATES. Notwithstanding any provision of the Plan to the contrary, in order to foster and promote achievement of the purposes of the Plan or to comply with or take account of provisions of laws in other countries in which the Company, parent or subsidiary of the Company operates or has employees or contracts with independent contractors, or to obtain favorable tax, exchange control or regulatory (including legal) treatment for the Company, or any parent or subsidiary of the Company or any person to whom an Award has been or may be granted, the Plan Administrator, in its sole discretion, shall have the power and authority to (i) determine which employees employed outside the United States or which independent contractors outside the United States are eligible to participate in the Plan, (ii) modify the terms and conditions of and procedures applicable to Awards granted to employees who are employed outside the United States or to independent contractors outside the United States, and (iii) establish subplans (through the addition of schedules to the Plan or otherwise), modify option exercise procedures and other terms, conditions and procedures applicable to Awards, in each case to the extent such actions may be necessary or advisable as the Plan Administrator shall determine.

CHARTER FOR THE AUDIT COMMITTEE
OF THE BOARD OF DIRECTORS OF
CRA INTERNATIONAL, INC.

As Approved by the Board of Directors on October 21, 2005

Purpose:

The purpose of the Audit Committee (the "Committee") established pursuant to this Charter is to perform general oversight of the accounting and financial reporting processes of CRA International, Inc. and its subsidiaries (the "Company") and the audits of the financial statements of the Company. The Committee shall assist the Board of Directors (the "Board") of the Company in fulfilling its oversight responsibilities relating to (a) the quality and integrity of the Company's financial statements and other financial reports, (b) the Company's system of internal accounting controls, (c) the performance of the Company's internal and independent auditors and (d) the Company's compliance with legal and regulatory requirements.

In addition, the Committee shall have the authority to undertake the specific duties and responsibilities listed below and the authority to undertake such other specific duties as the Board from time to time may prescribe.

Membership:

The Committee shall consist of at least three (3) members of the Board. The members of the Committee shall be appointed by, and shall serve at the discretion of, the Board. All members of the Committee shall meet the independence, financial literacy and other requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the listing standards of The Nasdaq Stock Market, Inc. ("Nasdaq") and related rules and regulations. At least one member of the Committee shall qualify as an audit committee financial expert within the meaning of the Exchange Act and the rules and regulations adopted thereunder.

Responsibility With Respect to Independent Auditors:

The Committee shall be directly responsible for the appointment, compensation, retention and oversight of the work of any registered public accounting firm engaged for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for the Company ("independent auditors"). The Company's independent auditors shall report directly to the Committee. The Committee shall have the authority and responsibility to select, evaluate and, where appropriate, replace the independent auditors.

Additional Specific Responsibilities:

In addition to, and in furtherance of, the foregoing responsibilities, the Committee shall have the following duties and responsibilities:

1.   Reviewing on a continuing basis the adequacy of the Company's system of internal controls over financial reporting, policies and procedures and approving policies relating to internal controls and protection of assets;

2.   Reviewing on a continuing basis the activities, organizational structure and qualifications of the Company's internal audit function (when applicable) to the extent that the size and operations of the Company warrant this function;

3. Prior to the annual independent audit, reviewing with the independent auditors the auditors' proposed audit scope and approach and the areas of audit emphasis;

4. Reviewing and discussing reports from the independent auditors concerning (a) all critical accounting policies and practices used by the Company, (b) alternative accounting treatments within generally accepted accounting principles related to material items that have been discussed with management, including the ramifications of the use of the alternative treatments and the treatment preferred by the independent auditors, and (c) other material written communications between the independent auditors and management;

5. Reviewing with the independent auditors their judgments as to the quality, not just the acceptability, of the Company's accounting principles and such matters as are required to be discussed with the Committee under generally accepted auditing standards;

6. Discussing with management and the independent auditors quarterly earnings press releases, including the interim financial information included therein;

7. Reviewing and discussing with management and the independent auditors the Company's annual audited financial statements and quarterly financial statements, including the results of any audit or review of those financial statements and the disclosures in management's discussion and analysis of the Company's financial condition and results of operations; conducting a post-audit review of the audit findings (including any significant suggestions for improvements provided to management by the independent auditors), the form and content of the Company's financial statements and disclosures and the required communications from the independent auditors under generally accepted auditing standards and any applicable Securities and Exchange Commission ("SEC") regulations;

8. Reviewing and discussing with management and the independent auditors the Company's Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, quarterly and annual earnings press releases and information prepared by the Company for its regular public conference telephone calls concerning its earnings and results of operations in the context of information provided to the Audit Committee and the Board;

9. If deemed appropriate, recommending to the Board that the audited financial statements be included in the Annual Report on Form 10-K for the year;

10. Reviewing the performance of the independent auditors;

11. Selecting and retaining the independent auditors;

12. Ensuring the Committee's receipt from the independent auditors of a formal written statement delineating all relationships between the auditors and the Company, consistent with Independence Standards Board Standard 1, actively engaging in a dialogue with the auditors with respect to any disclosed relationships or services that may impact the objectivity and independence of the auditors and taking, or recommending that the Board take, appropriate action to oversee the independence of the independent auditors;

13. Approving fee arrangements with the independent auditors;

14. Establishing policies and procedures for the review and pre-approval by the Committee of all auditing services and permissible non-audit services (including the fees and terms thereof) to be performed by the independent auditors, with exceptions for *de minimis* activities and amounts under certain circumstances as described by law;

15. Overseeing compliance with SEC requirements for disclosure of auditors' services and Committee members' activities;

16. Obtaining at least annually and reviewing a report by the independent auditors describing the independent auditors' internal quality control procedures, any material issues raised by the most recent internal quality review or peer review of the independent auditors or by any inquiry or investigation by governmental or professional authorities within the preceding five years respecting one or more independent audits conducted by the independent auditors and any steps taken to deal with any such issues;

17. Reviewing the Company's hiring policies for employees or former employees of the independent auditors that comply with applicable SEC regulations;

18. Reviewing, in conjunction with counsel, any legal matters that could have a significant impact on the Company's financial statements;

19. Providing oversight and review of the Company's asset management policies, including an annual review of the Company's investment policies and performance for cash and short-term investments, and approving such policies;

20. Discussing with management the Company's policies and procedures for assessing and monitoring business risk;

21. Instituting, if necessary, special investigations and, if appropriate, hiring special counsel or experts to assist;

22. Reviewing related party transactions (as such term is defined in the Nasdaq listing requirements) for potential conflict of interest situations and, if appropriate, providing approval of such transactions**;**

23. Providing a forum for the independent auditors to meet in closed session with the Committee;

24. Reviewing with senior management and the independent auditors the Company's accounting and financial personnel resources;

25. Receiving and reviewing the response of the management of the Company to any management letter or report from the independent auditors;

26. Reviewing, and overseeing the resolution of, any dispute between management and the independent auditors and, if appropriate, making recommendations with respect thereto to the Board;

27. Establishing procedures for receipt, retention and treatment of complaints received by the Company regarding accounting, internal controls over financial reporting, or auditing matters, and the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters;

28. Preparing the report of the Committee required by the rules of the SEC to be included the Company's proxy statement; and

29. Performing other oversight functions as requested by the full Board.

In addition to the above responsibilities, the Committee shall undertake such other duties as the Board delegates to it, and shall report, at least annually, to the Board regarding the Committee's examinations, actions and recommendations.

Meetings:

It is anticipated that the Committee will meet at least eight times each year. However, the Committee may establish its own schedule. Each meeting shall include an executive session that will allow the Committee to maintain free and open communications with the Company's independent auditors.

The Committee shall meet separately with the Chief Executive Officer and separately with the Chief Financial Officer of the Company at least annually to review the financial affairs of the Company. The Committee shall meet with the independent auditors of the Company, at such times as it deems appropriate, to review the independent auditors' examination and management report.

The Committee is authorized, by majority vote or unanimous written consent of its members, to adopt its own rules of procedure, including the formalities of calling, noticing and holding meetings and for the taking of action of the Committee by vote at any such meeting or by unanimous written consent of the members thereof. Unless and until any such procedures are formally adopted by the Committee, the procedures with respect to calling, noticing and holding meetings of the Committee and conducting business of the Committee shall be the same as those provided in the By-laws of the Company with respect to calling, noticing and holding meetings of and taking action by the Board.

Reports:

The Committee may present its reports or recommendations to the Board in written or oral form. The Committee's recommendations shall be incorporated as a part of the minutes of the Board meeting at which those recommendations are presented.

Minutes:

The Committee will maintain written minutes of its meetings, which minutes will be filed with the minutes of the meetings of the Board.

Other:

The Committee, in its sole discretion, shall have the right, as and when it shall determine to be necessary or appropriate to the functions of the Committee:

1. at the Company's expense and not at the expense of the members thereof, to retain independent counsel (which may be, but need not be, the regular corporate counsel to the Company) and other advisors to assist it in connection with its functions;

2. at the Company's expense and not at the expense of the members thereof, to incur ordinary administrative expenses that are necessary or appropriate in carrying out its duties; and

3. to request, and to rely upon, advice, orally or in writing, from the Chief Executive Officer and the Chief Financial Officer of the Company and from any representative of the independent auditors to the Company participating in such independent auditors' engagement by the Company, concerning aspects of the operation or financial condition of the Company relevant to the functions of the Committee.

The officers of the Company are requested to cooperate with the Committee and to render assistance to it as it shall request in carrying out its functions.

Limitation of Audit Committee Responsibility:

In adopting this Charter, the Board acknowledges that it is not the responsibility of the Committee to prepare the Company's financial statements, plan or conduct audits of those financial statements, or determine whether those financial statements are complete and accurate and conform to generally accepted accounting principles and applicable rules and regulations. These tasks are the responsibility of management and the Company's independent auditors.

Delegation:

To the extent permitted by law, the Committee may delegate any of its responsibilities to a subcommittee comprised of one or more members of the Committee.

Annual Reviews:

The Committee will review and reassess the adequacy of this Charter on at least an annual basis and will report to the Board the results of such review and reassessment. At least annually, the Committee will conduct an evaluation of its performance to determine whether it is functioning effectively.



INTERNATIONAL

MR A SAMPLE
DESIGNATION (IF ANY)
ADD 1
ADD 2
ADD 3
ADD 4
ADD 5
ADD 6

000004
Least Address Line

000000000.000 ext
000000000.000 ext
000000000.000 ext
000000000.000 ext
000000000.000 ext
000000000.000 ext
000000000.000 ext

C 1234567890 J N T

☐   Mark this box with an X if you have
made changes to your name or
address details above.

Annual Meeting Proxy Card

A Election of Directors

1.   The Board of Directors recommends a vote **FOR** the listed
nominees as Class II Directors.

	For	**Withhold**
01—Basil L. Anderson	☐	☐
02—Ronald T. Maheu	☐	☐
03—Nancy L. Rose	☐	☐

B Issues

The Board of Directors recommends a vote **FOR** the following proposal.

	For	**Against**	**Abstain**
2. To approve CRA's 2006 Equity Incentive Plan.	☐	☐	☐

Mark this box with an X if you plan to attend   ☐
the Annual Meeting.

C Authorized Signatures—Sign Here—This section must be completed for your instructions to be executed.

Please sign exactly as name(s) appears on stock certificate. If shares are held as joint tenants, both should sign. If
shareholder is a corporation, please sign full corporate name by president or other authorized officer and, if a partnership,
please sign in full partnership name by an authorized partner or other person. If signing as attorney, executor, administrator,
trustee or guardian, please give full title as such.

Signature 1—Please keep signature within the box   Signature 2—Please keep signature within the box   Date (mm/dd/yyyy)

_____   _____   _____

0 0 8 7 6 0 1   1 U P X   C O Y

001CD40001   00JH7A

Proxy—CRA International, Inc.

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS OF CRA INTERNATIONAL, INC.
THE BOARD OF DIRECTORS RECOMMENDS A VOTE IN FAVOR OF EACH PROPOSAL.

Proxy for Annual Meeting of Shareholders
to be held on April 21, 2006

The undersigned shareholder of CRA International, Inc. ("CRA"), revoking all prior proxies, hereby appoints James C. Burrows and Wayne D. Mackie, and each of them acting singly, proxies, with full power of substitution, to vote all shares of capital stock of CRA which the undersigned is entitled to vote at the Annual Meeting of Shareholders of CRA, to be held at the offices of Foley Hoag LLP, 155 Seaport Boulevard, Boston, Massachusetts, on Friday, April 21, 2006, beginning at 10:00 a.m., local time, and at any adjournments or postponements thereof, upon the matters set forth in the Notice of Annual Meeting dated March 27, 2006 and the related Proxy Statement, copies of which have been received by the undersigned, and in their discretion upon any business that may properly come before the meeting or any adjournment or postponement thereof. Attendance of the undersigned at the Annual Meeting or any adjournment or postponement thereof will not be deemed to revoke this proxy unless the undersigned shall affirmatively indicate the intention of the undersigned to vote the shares represented hereby in person prior to the exercise of this proxy.

THE SHARES REPRESENTED BY THIS PROXY WILL BE VOTED AS DIRECTED. IF NO DIRECTION IS GIVEN WITH RESPECT TO THE PROPOSAL, THE SHARES REPRESENTED BY THIS PROXY WILL BE VOTED FOR EACH NOMINEE LISTED IN PROPOSAL 1 AND FOR PROPOSAL 2, OR OTHERWISE IN ACCORDANCE WITH THE RECOMMENDATION OF THE BOARD OF DIRECTORS.

Please promptly date and sign this proxy and mail it in the enclosed envelope to ensure representation of your shares. No postage need be affixed if mailed in the United States.